    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 20, 1998
                                                     REGISTRATION NO. 333-

-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------

                       WILSONS THE LEATHER EXPERTS INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        MINNESOTA                                            41-1839933
     (STATE OR OTHER                                      (I.R.S. EMPLOYER
     JURISDICTION OF                                    IDENTIFICATION NO.)
     INCORPORATION OR
      ORGANIZATION)

                            7401 BOONE AVENUE NORTH
                        BROOKLYN PARK, MINNESOTA 55428
                                (612) 391-4000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------

                                DAVID L. ROGERS
                                   PRESIDENT
                       WILSONS THE LEATHER EXPERTS INC.
                            7401 BOONE AVENUE NORTH
                        BROOKLYN PARK, MINNESOTA 55428
                                (612) 391-4000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                               ----------------

                                  COPIES TO:
           KRIS SHARPE, ESQ.                    MARTIN NUSSBAUM, ESQ.
          FAEGRE & BENSON LLP                  SWIDLER BERLIN SHEREFF
          2200 NORWEST CENTER                       FRIEDMAN, LLP
        90 SOUTH SEVENTH STREET                   919 THIRD AVENUE
     MINNEAPOLIS, MINNESOTA 55402             NEW YORK, NEW YORK 10022

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are being offered pursuant to to dividend or interest reinvestment plans, check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
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
                                                 PROPOSED         PROPOSED
                                  AMOUNT         MAXIMUM           MAXIMUM
  TITLE OF EACH CLASS OF          TO BE       OFFERING PRICE      AGGREGATE         AMOUNT OF
SECURITIES TO BE REGISTERED  REGISTERED(/1/)  PER UNIT(/2/)  OFFERING PRICE(/2/) REGISTRATION FEE
-------------------------------------------------------------------------------------------------
 Common Stock...........     2,300,000 Shares     $14.59         $33,557,000          $9,900

-------------------------------------------------------------------------------
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(1) Includes 300,000 shares of Common Stock which may be purchased by the
    Underwriters from Selling Shareholders to cover overallotments, if any.
(2)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST  , 1998

PROSPECTUS


                                      LOGO

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                  -----------

  Wilsons The Leather Experts Inc. (the "Company") is offering 2,000,000 shares of Common Stock, par value $.01 (the "Offering"). The Company's Common Stock is listed on The Nasdaq(R) National Market under the symbol WLSN. On August , 1998, the last sale price of the Common Stock as reported by The Nasdaq
National Market was $    per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY  OR  ADEQUACY  OF THIS  PROSPECTUS.  ANY   REPRESENTATION  TO  THE
   CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                      UNDERWRITING
                                            PRICE     DISCOUNTS AND  PROCEEDS TO
                                          TO PUBLIC  COMMISSIONS (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share...............................   $              $             $
--------------------------------------------------------------------------------
Total (3)............................... $             $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) For information regarding indemnification of the Underwriters by the
    Company and certain compensation payable to the Representatives of the Underwriters, see "Underwriting."
(2) Before deducting expenses of the Offering estimated to be approximately $450,000. See "Use of Proceeds."
(3) The Underwriters have been granted a 30-day option to purchase up to an additional 300,000 shares of Common Stock from Selling Shareholders solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If the Underwriters exercise such option in full, the total "Price to Public" and "Underwriting Discounts and Commissions"
    will be $    and $   , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters, subject to their right to reject any order in whole or in part and to certain other conditions. It is
expected that delivery of the Common Stock will be made on or about      , 1998
at the offices of Ladenburg Thalmann & Co. Inc., New York, New York.

                                  -----------

LADENBURG THALMANN & CO. INC.

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                                                    JOHN G. KINNARD AND COMPANY,
                                                             INCORPORATED

                  The date of this Prospectus is       , 1998.

   [COLLECTION OF PICTURES OF INDIVIDUAL MODELS IN ASSORTED BROWN AND BLACK
                                LEATHER COATS.]

   [GATEFOLD CONTAINING PICTURES OF (I) TWO MODELS IN LEATHER COATS AND (II) LEATHER GLOVES, BLACK LEATHER PLANNERS, A BLACK LEATHER BRIEFCASE AND A BLACK
                              LEATHER BACKPACK.]




  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all references to the "Company" or "Wilsons" mean Wilsons The Leather Experts Inc. and its subsidiaries, including the Predecessor Companies, and all references to the "Predecessor Companies" mean Wilsons Center, Inc., Rosedale Wilsons, Inc. and their subsidiaries prior to the acquisition of such companies by the Company from CVS New York, Inc. ("CVS," formerly Melville Corporation) on May 26, 1996 (the "Management Buyout"). Unless otherwise indicated, references to the Company's fiscal year refer to the year ended on the Saturday closest to January 31, which for the most recent fiscal year end was January 31, 1998, and references to 1996 and 1997 in this Prospectus refer to the twelve months ended February 1, 1997 and January 31, 1998, respectively. Prior to the Management Buyout, the Company's fiscal year ended on December 31. Unless otherwise indicated, all information in this Prospectus is given as of August 1, 1998 and assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  Wilsons The Leather Experts is the leading specialty retailer of men's and women's leather outerwear, apparel and accessories in the United States. The Company operates 503 retail stores in 44 states, Canada and England, including 438 mall-based stores, 25 airport locations and 40 factory outlet stores. The Company also operates holiday stores, numbering 197 in 1997, to better capitalize on its peak selling season. Over 80% of the Company's merchandise is designed and sold under Wilsons' proprietary brands, including Adventure Bound(R), M. Julian(R), Maxima(R), Pelle Studio(R) and Wilsons The Leather Experts(TM), with each brand positioned to appeal to identified customer segments. Wilsons' mall-based stores average approximately 2,000 square feet and feature merchandise tailored to the demographics and buying patterns of each store's local customer base. The Company generated net sales of $418.1 million in 1997.

  Wilsons designs, contracts for manufacture, imports, distributes and retails more than 6,000 SKUs of leather merchandise, including coats, blazers, vests, gloves, belts, handbags, wallets, briefcases, planners, computer cases and CD cases. This vertical integration enables the Company to consistently provide its customers high-quality products at attractive prices. In addition, the Company is able to replenish faster-selling merchandise within the same season, respond quickly to consumer preferences and rapidly increase production capacity as the Company grows. Management believes its vertically integrated operations, combined with its merchandising strategy of strengthening brand recognition and tailoring its product assortment to identified customer segments, provide it with a competitive advantage.

  Management has extensive experience in the retail and leather industries and led the Management Buyout in 1996. Prior to 1996, management initiated a restructuring to improve the Company's portfolio of stores, enhance its profitability and position the Company for future growth. Management closed 156 stores between January 1, 1995 and May 25, 1996 and undertook a number of strategic initiatives to improve future operating performance, including (i) repositioning the merchandise assortment to focus on higher-margin accessories and target specific customer segments, (ii) restructuring store management and staffing, (iii) upgrading critical merchandising and financial information systems and (iv) reducing corporate overhead. As a result of these and other initiatives, the Company's gross profit as a percentage of net sales increased to 32.5% in 1997 from 30.6% in 1994, and selling, general and administrative expenses as a percentage of net sales decreased to 24.1% from 27.4% over the same period. These improvements continued into 1998 with gross profit as a percentage of net sales increasing to 18.5% in the six months ended August 1, 1998 from 9.8% in the six months ended August 2, 1997, and selling, general and administrative expenses as a percentage of net sales decreasing to 37.7% from 39.1%.

BUSINESS STRATEGY

  Wilsons intends to strengthen its position as the leading specialty retailer of leather outerwear, apparel and accessories in the United States and to increase profitability through the following strategic initiatives:

  Strengthen Brand Recognition. The name and reputation of Wilsons The Leather Experts assures customers they are purchasing high-quality, fashionable merchandise. Over 80% of the Company's merchandise is designed and sold under Wilsons' proprietary brands, including Adventure Bound, M. Julian, Maxima, Pelle Studio and Wilsons The Leather Experts. Wilsons promotes its brands through in-store merchandise presentations, a targeted marketing and advertising strategy and the extensive product knowledge of its sales associates. Wilsons also selectively offers other designer brands such as Nine West(R), Kenneth Cole(R), Andrew Marc(R), Bosca(R) and XOXO(R) to highlight the value of its proprietary brands and enhance its product mix.

  Tailor Product Assortment to Identified Customer Segments. Wilsons identifies specific customer segments by lifestyle characteristics influenced by factors such as age, fashion awareness, purchasing behavior, income and other demographics. The Company markets to four key customer segments through its proprietary brands: (i) Adventure Bound for the rugged, outdoor, casual segment, (ii) M. Julian and Maxima for the peer- and trend-driven juniors segment, (iii) Pelle Studio for the more sophisticated, confident and fashion-aware segment and (iv) Wilsons The Leather Experts for the classic, traditional, value-conscious segment. Within each store, Wilsons displays its merchandise by lifestyle segments offering a broad variety of styles to its many customer groups. Each Wilsons store features a core merchandise assortment as well as merchandise tailored to meet local preferences based on market-specific characteristics and information from Wilsons' five million customer database.

  Capitalize on Vertical Integration. Wilsons' global operations vertically integrate the development of new leather textures, colors and finishes, the design of leather merchandise and the sourcing and distribution of goods. The Company believes that its vertical integration and volume purchasing allow it to realize economies of scale and other competitive advantages, including:

  . Offering its customers prices that are typically lower than those of its competitors for merchandise of comparable quality;
  . Purchasing leather and contracting for manufacturing capacity at favorable prices;
  .  Effectively managing production cycles and delivery schedules;
  . Responding more rapidly to market trends and consumer demand with changes to its merchandise mix;
  .  Replenishing faster-selling merchandise within the same selling season;
     and
  .  Rapidly increasing production capacity as the Company grows.

  Enhance Profit Margins. The Company plans to continue to improve its operating margins by (i) focusing on proprietary brand name merchandise which typically generates higher gross margins than other comparable nonproprietary merchandise, (ii) increasing the percentage of higher-margin accessories in its mall-based stores' merchandise mix, (iii) opening additional airport and factory outlet stores that are less seasonal and offer primarily accessories and (iv) dynamically tailoring merchandise assortments to meet local consumer preferences.

GROWTH STRATEGY

  Management plans to leverage Wilsons' successful restructuring efforts and focused business strategy by implementing several growth initiatives:

  Expand Existing Retail Concepts. The Company plans to expand existing retail concepts as follows:

  . Mall-Based Stores. Mall-based stores represent the Company's core retail concept, appealing to a broad base of consumers and showcasing the full range of Wilsons' products. The Company believes it can continue to enhance customer loyalty and gain market share by expanding mall-based stores into underserved markets. Wilsons currently plans to open 21 additional stores for a total of 27 new stores in 1998 and at least 20 stores per year for the next several years.

  . Airport Stores. Airports with high passenger traffic represent attractive growth opportunities for the Company. These stores offer accessories for business travelers and tourists, including travel luggage, briefcases, handbags, planners, wallets, computer cases and CD cases. Airport locations average more than twice the revenue per square foot and are subject to less seasonal variation in sales than mall-based stores. The Company believes that airport stores increase brand name recognition for Wilsons The Leather Experts and present an avenue for entry into international markets. Wilsons currently plans to open three additional locations for a total of 10 new locations, including both in-line stores and kiosks, in 1998 and at least 15 locations per year for the next several years.

  . Factory Outlet Stores. In May 1998, through its acquisition of 40 Wallet Works stores, Wilsons established a presence in factory outlet malls. Factory outlet stores are subject to less seasonal variation in sales than the Company's mall-based stores. Wilsons is utilizing this retail concept to expand its higher-margin accessories offerings. The Company currently plans to open three additional stores in 1998, at least 12 stores in 1999 and at least 25 per year thereafter through 2001.

  Develop New Selling Concepts. Wilsons expects to further drive revenue growth by establishing new selling concepts. Management intends to leverage its initial success in international airport locations by introducing additional Wilsons stores into international markets. The Company has also developed a stand-alone mall-based accessories concept and is currently testing two stores. Additionally, the Company expects to launch a direct sales effort through the introduction of an Internet retail store.

  Pursue Strategic Acquisitions. Wilsons believes that its market leadership, financial strength, economies of scale and experienced management team position it to pursue strategic acquisitions. The Company seeks acquisition candidates which can benefit from Wilsons' vertically integrated supply strategy and expertise in merchandising leather outerwear, apparel and accessories. The Company does not presently have any agreements or understandings regarding a potential acquisition or business combination.

GENERAL

  The Company's principal executive offices are located at 7401 Boone Avenue North, Brooklyn Park, Minnesota 55428, and its telephone number is (612) 391-4000.

                                  THE OFFERING

Common Stock offered by the         2,000,000 shares
Company.........................

Common Stock to be outstanding
 after the Offering.............
                                    12,825,017 shares(/1/)

Use of proceeds.................    Approximately $20.9 million of the net
                                    proceeds will be used to redeem a portion of the principal amount of the Company's outstanding 11 1/4% senior notes due 2004 and to pay the redemption premium thereon with the balance of the net proceeds to be used for general corporate purposes, including seasonal working capital needs.
                                    See "Use of Proceeds."

The Nasdaq National Market          WLSN
symbol..........................
--------
(1) Based upon the number of shares of Common Stock outstanding as of August 1, 1998. Excludes (i) 1,141,316 shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $8.70 per share and 328,650 shares of Common Stock reserved for issuance pursuant to the Company's 1996 Stock Option Plan (the "1996 Option Plan") and 1998 Stock Option Plan (the "1998 Option Plan," and together with the 1996 Option Plan, the "Option Plans") and (ii) 110,000 shares of Common Stock issuable upon exercise of underwriter warrants issued in connection with the Company's initial public offering on May 27, 1997 (the "Initial Public Offering") at an exercise price of $10.80 per share.

            SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA (IN MILLIONS EXCEPT SHARE AND PER SHARE AMOUNTS AND STORE DATA)

  The following tables present summary historical consolidated financial data of the Company, which should be read in conjunction with the historical consolidated financial statements and notes thereto included elsewhere in this Prospectus and in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." See also "Selected Historical Consolidated Financial and Other Data" for a description of the reporting periods.

                           PREDECESSOR        COMBINED
                            COMPANIES      COMPANIES(/1/)         COMPANY
                          ---------------  -------------- -------------------------
                           YEARS ENDED                               SIX MONTHS
                             DEC. 31,          YEAR        YEAR         ENDED
                          ---------------      ENDED       ENDED   ----------------
                                              FEB. 1,     JAN. 31, AUG. 2,  AUG. 1,
                           1994    1995         1997        1998    1997     1998
                          ------  -------  -------------- -------- -------  -------
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $474.6  $ 462.4      $424.8      $418.1  $ 93.4   $113.7
 Cost of goods sold,
  buying and occupancy
  costs.................   329.4    317.0       286.9       282.3    84.2     92.7
                          ------  -------      ------      ------  ------   ------
Gross profit............   145.2    145.4       137.9       135.8     9.2     21.0
Costs and expenses:
 Selling, general and
  administrative
  expenses..............   130.2    114.9       103.2       100.7    36.5     42.9
 Depreciation and
  amortization..........    22.3     21.4         4.8         2.3     0.9      1.7
 Restricted stock
  compensation
  charge(/2/)...........      --       --         1.5         8.5     0.9       --
 Restructuring and asset
  impairment charges....      --    182.2          --          --      --       --
                          ------  -------      ------      ------  ------   ------
Income (loss) from
 operations.............    (7.3)  (173.1)       28.4        24.3   (29.1)   (23.6)
 Interest expense, net..     8.4     10.4         6.5         6.4     1.9      3.0
                          ------  -------      ------      ------  ------   ------
Income (loss) before
 income taxes...........   (15.7)  (183.5)       21.9        17.9   (31.0)   (26.6)
 Income tax provision
  (benefit).............    (3.1)   (10.1)        9.0        10.9   (11.2)   (10.2)
                          ------  -------      ------      ------  ------   ------
Income (loss) before
 extraordinary gain.....   (12.6)  (173.4)       12.9         7.0   (19.8)   (16.4)
 Extraordinary gain on
  early extinguishment
  of debt, net of tax of
  $2.5..................      --       --          --         3.8      --       --
                          ------  -------      ------      ------  ------   ------
Net income (loss).......  $(12.6) $(173.4)     $ 12.9      $ 10.8  $(19.8)  $(16.4)
                          ======  =======      ======      ======  ======   ======
DILUTED NET INCOME
 (LOSS) PER COMMON
 SHARE:
Diluted net income
 (loss) before
 extraordinary item.....                                   $ 0.68  $(2.39)  $(1.66)
Extraordinary gain on
 early extinguishment of
 debt, net of tax.......                                     0.36      --       --
                                                           ------  ------   ------
Diluted net income
 (loss) per common
 share..................                                   $ 1.04  $(2.39)  $(1.66)
                                                           ======  ======   ======
Weighted average common
 shares outstanding (in
 thousands)--assuming
 dilution...............                                   10,398   8,289    9,886
                                                           ======  ======   ======
STORE DATA:
Open at end of period:
 Mall-based stores......     624      544         450         444     440      438
 Airport stores.........       4        4          11          16      12       25
 Factory outlet stores..      --       --          --          --      --       40
                          ------  -------      ------      ------  ------   ------
 Total..................     628      548         461         460     452      503
Number of holiday stores
 during period..........      59       98         224         197
Net sales per square
 foot for stores open
 entire year............  $  340  $   373      $  389      $  397
Change in comparable
 store
 sales(/3/).............   (5.1)%   (1.5)%      (1.3)%        0.4%  (5.8)%    15.5%

                                                                 COMPANY
                                                             AUGUST 1, 1998
                                                         -----------------------
                                                         ACTUAL AS ADJUSTED(/4/)
                                                         ------ ----------------
BALANCE SHEET DATA:
Working capital......................................... $105.2       $
Total assets............................................  190.0
Total long-term debt....................................   75.0
Total liabilities.......................................  126.5
Shareholders' equity....................................   63.5

--------
(1) Results for the year ended February 1, 1997, include the unaudited financial results of the Predecessor Companies for the seventeen weeks ended May 25, 1996 and the audited financial results of the Company for the period from inception (May 26, 1996) to February 1, 1997, which periods together contained 53 weeks.
(2) Represents a noncash compensation charge related to the vesting of restricted stock (the "Restricted Stock") purchased by certain managers of the Company in connection with the Management Buyout. See "Management Buyout."
(3) Comparable store sales means sales generated by stores open at least one full year.
(4) Adjusted to give effect to the issuance and sale of the 2,000,000 shares of Common Stock in the Offering and the application of a portion of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  Except for historical information contained herein, the information in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements concerning the Company's beliefs, plans, strategies, objectives, expectations, intentions and other words of similar import. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. Accordingly, prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus concerning the Company and its business, before purchasing the Common Stock offered hereby.

CHANGING FASHION TRENDS AND CONSUMER PREFERENCES

  The Company's sales and profitability depend upon the continued demand by its customers for leather outerwear, apparel and accessories. The Company believes that its success depends in large part upon its ability to anticipate, gauge and respond in a timely manner to changing consumer demands and fashion trends and upon the appeal of leather to the Company's customers. When leather outerwear, apparel and accessories are not generally in fashion, the Company's results of operations are adversely affected. There can be no assurance that demand for leather outerwear, apparel or accessories will not decline or that the Company will be able to anticipate, gauge and respond to changes in fashion trends. A decline in demand for leather outerwear, apparel and accessories or a misjudgment in fashion trends by the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

ADVERSE ECONOMIC CONDITIONS AND CONSUMER SHOPPING PATTERNS

  The Company's sales could be adversely affected by a weak retail environment. Apparel retailers are subject to general economic conditions and purchases of apparel may decline at any time, especially during recessionary periods. In addition, the Company's financial performance is sensitive to changes in consumer spending trends and shopping patterns. Since Wilsons' stores are located primarily in enclosed regional malls, the ability of Wilsons to sustain or increase its level of sales is dependent in part on the continued popularity of malls as shopping destinations and the ability of malls or tenants and other attractions to generate a high volume of customer traffic. Mall traffic may be adversely affected by, among other things, economic downturns, the closing of anchor department stores, weather, accessibility to strip malls or alternative shopping formats (such as catalogs or Internet commerce) and changes in consumer preferences and shopping patterns, all of which are beyond the Company's control. A decrease in the volume of mall traffic and shifts in consumer discretionary spending to other products or a general reduction in the level of such spending could adversely affect the Company. The foregoing factors could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, although the Company's comparable store sales increased 15.5% for the first two quarters of 1998 and 0.4% during 1997, the Company's comparable store sales decreased 1.3%, 1.5%, 5.1% and 13.8% during 1996, 1995, 1994 and
1993, respectively. There can be no assurance that the Company will continue to generate comparable store sales increases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SEASONALITY OF BUSINESS

  A significant portion of the Company's sales is generated from October through December (58.5% for the year ended January 31, 1998), which includes the holiday selling season. During the period from the day after Thanksgiving through January 3, 1998, the Company generated 38.2% of its sales. Net sales are generally lowest during the period from April through July. The Company historically has not become profitable, if at all, until the fourth quarter of a given year. As a result, the Company's annual results of operations have been, and will continue to be, heavily dependent on the results of operations from October through December. Given the seasonality of the business, misjudgments in fashion trends or unseasonably warm or severe weather during the Company's peak selling season in a given year could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's results of operations may also fluctuate significantly as a result of a variety of other factors, including merchandise mix, the timing and level of markdowns and promotions, the net sales contributed by seasonal stores, timing of certain holidays and the number of shopping days and weekends between Thanksgiving and Christmas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Inflation" and "Business--Seasonality."

RISKS OF FOREIGN SOURCING AND INTERNATIONAL BUSINESS

  Wilsons imports most of its products from independent foreign contract manufacturers located primarily in the Far East. The Company does not have long-term contracts or formal arrangements with its contract manufacturers. Many of the Company's domestic vendors also import a substantial portion of their merchandise from abroad. In 1997, Wilsons sourced more than 55% of its leather apparel and accessories from contract manufacturers located in The People's Republic of China ("China"), which currently has Most Favored Nation ("MFN") trading status with the United States. Although the United States recently renewed China's MFN status, such status must be renewed annually and the issue faces minority opposition in the two major political parties in the United States. There can be no assurance that such MFN status will continue as political conditions in the United States and China evolve. Additionally, in 1997 the Company purchased approximately 38% and 6% of its leather outerwear, apparel and accessories from India and Indonesia, respectively. Loss of MFN status by China, India or Indonesia or by any other country from which Wilsons sources goods, or any imposition of new or additional duties, quotas or taxes, could result in significantly higher leather purchase and production costs for Wilsons and, as a result, could negatively impact profitability, sale prices or demand for leather merchandise. Other risks inherent in foreign sourcing include economic and political instability, transportation delays and interruptions, restrictive actions by foreign governments, the laws and policies of the United States affecting the importation of goods, including duties, quotas and taxes, trade and foreign tax laws, fluctuations in currency exchange rates, restrictions on the transfer of funds and the possibility of boycotts or other actions prompted by domestic concerns regarding foreign labor practices or other conditions beyond the Company's control. The Company cannot predict whether any of the countries in which its products currently are manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the U.S. government, including the likelihood, type or effect of any such restrictions, or whether any other conditions having an adverse effect on the Company's ability to source its products will occur. Any event causing a sudden disruption of imports from China or other foreign countries, including a disruption due to financial difficulties of a supplier, could have a material adverse effect on the Company's business, financial condition and results of operations. The current financial instability in Asia is an example of the instability that could affect some of the Company's suppliers adversely. Although to date the instability in Asia has not had a material adverse effect on the Company's ability to import leather goods, and therefore on the Company's business, financial condition and results of operations, no assurances can be given that it will not have such an effect in the future.

EFFECT OF YEAR 2000 ON INFORMATION SYSTEMS

  Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming century change in the year 2000. Moreover, these programs often are highly dependent upon historical or dynamic financial and other data that, based on the programs' inability to distinguish between the year 2000 and other century-end years, could be misreported or misinterpreted and cause significant resulting errors. If not corrected, many computer applications could fail when processing year 2000 data.

  Wilsons' operations are highly dependent on computerized recordkeeping, financial reporting, and other systems, including inventory management and distribution, point-of-sale and internal accounting systems. In addition, many of the Company's vendors and other third parties with which the Company conducts business also utilize computer systems that may be adversely affected by year 2000-related programming errors. The Company is evaluating its computer systems in order to identify and correct any year 2000-related problems and currently estimates that the cost of its Year 2000 initiative will be $1.5 million. There can be no assurance, however, that all such problems will, in fact, be identified and corrected by the Company or third parties or that expenditures will not be significantly higher. In addition, the Company's business, financial condition and results of operations may be adversely affected if the Company and/or other organizations with which the Company does business are unsuccessful in completing in a timely manner the conversion to applications that can process year 2000 dates or if the cost of the Company's Year 2000 initiative is significantly higher than estimated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effect of Year 2000 on Information Systems."

RISKS ASSOCIATED WITH FUTURE GROWTH

  The Company's growth prospects are dependent upon a number of factors, including, among other things, economic conditions, establishment and growth of new selling concepts, competition, consumer preferences and demand for leather merchandise, growth in the leather outerwear, apparel and accessories market, the retail environment in general, financing and working capital needs, the ability of the Company to negotiate store leases on favorable terms, the extended lead times required to negotiate airport store leases, the ability to develop new merchandise and the ability to hire and train qualified sales associates. In addition, the Company's growth is dependent upon the availability of suitable new store locations, including airport locations which historically have been more difficult to acquire than mall-based stores. During times of strong demand for mall locations, the Company may not be able to secure as many holiday store leases as it would otherwise seek. There can be no assurance that the Company will be able to effectively realize its plans for future growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

  The success of the Company will be highly dependent upon the efforts of Joel Waller, Chairman and Chief Executive Officer of Wilsons, and David Rogers, President and Chief Operating Officer of Wilsons. Their experience and worldwide contacts in the leather industry significantly benefit the Company. Although the Company has entered into employment agreements with Messrs. Waller and Rogers, such agreements do not contain any restrictions on competition. The loss of the services of either of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain key-man life insurance on any of its executive officers.

LEVERAGE; CAPITAL REQUIREMENTS; RESTRICTIONS IMPOSED BY LENDERS AND INDENTURE

  As of August 1, 1998, the Company's debt included $75.0 million of 11 1/4% senior notes due 2004 (the "Senior Notes"), and the Company had no borrowings outstanding under its three-year $150.0 million revolving credit facility that expires in May 1999 (the "Senior Credit Facility"); however, the Company had $43.0 million of outstanding letters of credit. The peak borrowings under the Senior Credit Facility and outstanding letters of credit in 1997 were $30.8 million and $51.9 million, respectively. The Company's ability to service, or refinance on favorable terms, its indebtedness depends on its future performance, which is subject to a number of factors, some of which are beyond the Company's control, including general economic and market conditions and competition.

  The Company's high level of debt and debt service requirements will have several important effects on its future operations, including: (i) a portion of the Company's consolidated cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes; (ii) covenants contained under the Senior Credit Facility require the Company and its domestic subsidiaries to meet certain financial tests and limit capital expenditures; (iii) certain covenants and restrictions under the Senior Credit Facility and the indenture governing the Senior Notes (the "Indenture") and certain other restrictions may limit the Company's ability to borrow additional funds or dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition activities; and (iv) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be impaired. Further, if the Company is unable to comply with the terms and covenants under the Senior Credit Facility or the Indenture, such indebtedness could be declared immediately due and payable. The foregoing factors or the inability to obtain additional financing or refinancing on favorable terms could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

COMPETITION IN THE RETAIL INDUSTRY

  The retail leather outerwear, apparel and accessories industry is highly competitive and fragmented. Wilsons competes with a broad range of other retailers, including other specialty retailers, department stores, mass merchandisers and discounters, many of which have greater financial and other resources than Wilsons. Increased competition may reduce sales, increase operating expenses and decrease profit margins. Management believes that the principal bases upon which Wilsons competes are selection, style, quality, price, value, store location and service. The Company also competes for site locations and sales associates in certain circumstances. There can be no assurance that the Company will be able to compete successfully in the future. The inability of Wilsons to compete effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

PRICE AND AVAILABILITY OF RAW MATERIAL

  Leather comprises approximately two-thirds of the garment cost of leather apparel. As a result, the Company's gross margin levels are influenced by the price of leather. The supply of leather is influenced by worldwide meat consumption, and the demand for leather is influenced primarily by the leather shoe, furniture and auto upholstery markets. The availability and price of leather may fluctuate significantly. Fluctuations in the availability and price of leather or other raw materials used by the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

AVAILABILITY OF PERSONNEL

  Wilsons' retail business is labor intensive. The Company employs a large number of hourly employees and incurs substantial expenses for recruiting and training new personnel. The current low unemployment rate in certain geographic areas in which Wilsons operates has contracted the labor pool available to the Company in those areas. The Company has historically experienced a high level of turnover in its stores as is typical in the retail environment, and there can be no assurance that the Company will be able to successfully attract and retain labor at current rates. A change in labor market conditions that either further reduces that availability of hourly employees or that increases significantly the cost of such labor could have a material adverse effect on the Company's business, financial condition and results of operations.

POSSIBLE VOLATILITY OF STOCK PRICE

  The Company's stock price, like that of other companies in the retail industry, is subject to volatility. If revenues or earnings in any quarter fail to meet the investment community's expectations for any reason, there could be an immediate adverse impact on the Company's stock price. The stock price also may be affected by broader market trends unrelated to the Company's performance. Such volatility may limit the Company's ability in the future to raise additional capital.

DIVIDEND POLICY

  The Company has not paid any dividends on its Common Stock and does not intend to pay dividends in the foreseeable future. The payment of dividends by the Company is subject to certain restrictions and prohibitions contained in the Senior Credit Facility and the Indenture. Any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors (the "Board" or the "Board of Directors") and will be dependent upon the Company's business, results of operations, financial condition, contractual restrictions and other factors deemed relevant at the time by the Board.

ANTI-TAKEOVER CONSIDERATIONS; CONTROL BY CURRENT SHAREHOLDERS

  The Board of Directors has the authority, without further shareholder action, to fix the rights and preferences of any shares of the Company's Preferred Stock to be issued from time to time. In addition, as a Minnesota corporation, the Company is subject to certain anti-takeover provisions of the Minnesota Business Corporation Act. Both the authority of the Board with regard to the Preferred Stock and the provisions of the Minnesota statutes could have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock.

  The Company's directors and executive officers beneficially own, in the aggregate, 49.2% of the Company's outstanding shares of Common Stock. Assuming the sale of all of the Common Stock offered hereby, the Company's directors and executive officers will beneficially own, in the aggregate, 41.6% of the Company's outstanding shares of Common Stock. If these shareholders vote together as a group, they will be able to exert significant control over the business and affairs of the Company, including the election of individuals to the Company's Board of Directors, and to significantly affect the outcome of certain actions that require shareholder approval, including the adoption of amendments to the Company's Amended and Restated Articles of Incorporation, and certain mergers, sales of assets and other business acquisitions or dispositions.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the Offering, after deducting estimated costs and expenses of the Offering, will be approximately
$    million, assuming all of the Common Stock offered hereby is sold. The
Company plans to use approximately $20.9 million of the net proceeds to redeem $18.75 million principal amount of its outstanding 11 1/4% Senior Notes due 2004 and to pay the redemption premium of $2.1 million thereon. The Company issued the Senior Notes in August 1997 to repurchase its outstanding senior secured subordinated note issued to CVS (see "Management Buyout") and pay accrued interest thereon and for general corporate purposes, including capital expenditures and additional store openings. The Company plans to use the remaining net proceeds from the Offering for general corporate purposes, including seasonal working capital needs. Pending such uses, the net proceeds of the Offering will be invested in short-term, interest-bearing investment-grade securities or deposited in interest-bearing accounts.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock trades on The Nasdaq National Market under the symbol WLSN. As of August , 1998, the closing market price of the Company's
Common Stock was $   . The following table presents the Company's high and low
market prices per share of Common Stock by quarter since the effective date of its Initial Public Offering on May 27, 1997.

                                                                COMMON STOCK
                                                               ---------------
   QUARTER                                                      HIGH     LOW
   -------                                                     ------- -------
   Fiscal quarter ended August 2, 1997 (from May 27, 1997).... $11.625 $ 9.000
   Fiscal quarter ended November 1, 1997......................  11.625  10.141
   Fiscal quarter ended January 31, 1998......................  10.000   8.500
   Fiscal quarter ended May 2, 1998...........................  16.000   8.500
   Fiscal quarter ended August 1, 1998........................  16.750  14.375
   Fiscal quarter ending October 31, 1998 (through August  ,
    1998).....................................................

                                CAPITALIZATION

  The following table sets forth the consolidated cash and capitalization of the Company as of August 1, 1998 and as adjusted to reflect the sale of 2,000,000 shares of Common Stock offered hereby and the application of a portion of the estimated net proceeds therefrom. The information presented below should be read in conjunction with the historical consolidated financial statements and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this Prospectus.

                                                             AUGUST 1, 1998
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Cash and cash equivalents................................ $ 42,287    $
                                                          ========    ======
Long-term debt:
  Senior Notes due 2004..................................   75,000
                                                          --------    ------
Shareholders' equity(/1/):
  Common Stock, $.01 par value; 100,000,000 shares
   authorized, 10,825,017 shares issued and outstanding,
   actual; and 12,825,017 shares issued and outstanding,
   as adjusted........................................... $    108    $
  Additional paid-in capital.............................   55,135
  Retained earnings......................................    8,339
  Cumulative translation adjustment......................      (49)
                                                          --------    ------
    Total shareholders' equity...........................   63,533
                                                          --------    ------
    Total capitalization................................. $138,533    $
                                                          ========    ======

--------
(1) Does not include: (i) 1,141,316 shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $8.70 per share and 328,650 shares of Common Stock reserved for issuance pursuant to the Option Plans and (ii) 110,000 shares of Common Stock issuable upon exercise of underwriter warrants issued in the Company's Initial Public Offering at an exercise price of $10.80 per share.

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

  The following tables present selected historical consolidated financial data of the Company, which should be read in conjunction with the historical consolidated financial statements and notes thereto included elsewhere in this Prospectus and in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of February 1, 1997 and January 31, 1998 and for the period from inception (May 26, 1996) to February 1, 1997 and for the year ended January 31, 1998 have been derived from the historical consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The selected historical consolidated financial data as of December 31, 1993, 1994 and 1995, for the years then ended and for the five months ended May 25, 1996 have been derived from the historical consolidated financial statements of the Predecessor Companies audited by KPMG Peat Marwick LLP, independent auditors. The historical consolidated financial data for the five months ended May 27, 1995 and for the eight months ended January 27, 1996, have been derived from the unaudited consolidated financial statements of the Predecessor Companies. The historical consolidated financial data as of August 1, 1998 and for the six months ended August 2, 1997 and August 1, 1998 have been derived from the unaudited financial statements of the Company. The historical consolidated financial data for the year ended February 1, 1997 have been derived from the unaudited financial statements of the Predecessor Companies for the seventeen weeks ended May 25, 1996 and from the audited financial statements of the Company for the period from inception (May 26, 1996) to February 1, 1997. The store data as of and for the periods set forth below are unaudited. In the opinion of management, the unaudited information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of operations for the six months ended August 1, 1998 are not necessarily indicative of the results of operations for the entire year.

  Prior to the Management Buyout, the Predecessor Companies were operated as part of CVS. The historical consolidated financial data presented herein reflect certain periods during which the Company did not operate as an independent company. Such information, therefore, may not reflect the results of operations or the financial condition of the Company which would have resulted had the Company operated as an independent company during such earlier reporting periods, and are not necessarily indicative of the Company's future results or financial condition.

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA (IN MILLIONS EXCEPT SHARE AND PER SHARE AMOUNTS AND STORE DATA)

                                                                                           COMBINED
                               PREDECESSOR COMPANIES                          COMPANY   COMPANIES(/1/)         COMPANY
                   ------------------------------------------------------   ----------- -------------- --------------------------
                                                                            PERIOD FROM
                        YEARS ENDED              FIVE MONTHS      EIGHT      INCEPTION                            SIX MONTHS
                         DEC. 31,                   ENDED          MOS.      (MAY 26,        YEAR        YEAR        ENDED
                   -------------------------   ----------------   ENDED      1996) TO       ENDED       ENDED   -----------------
                                               MAY 27,  MAY 25,  JAN. 27,     FEB. 1,      FEB. 1,     JAN. 31, AUG. 2,   AUG. 1,
                    1993     1994     1995      1995     1996      1996        1997          1997        1998    1997      1998
                   ------   ------   -------   -------  -------  --------   ----------- -------------- -------- -------   -------
STATEMENT OF
 OPERATIONS DATA:
Net sales........  $478.5   $474.6   $ 462.4   $124.7   $ 109.6  $ 367.6      $345.1        $424.8      $418.1  $ 93.4    $113.7
 Cost of goods
  sold, buying
  and occupancy
  costs..........   320.5    329.4     317.0     99.8      86.2    238.5       222.1         286.9       282.3    84.2      92.7
                   ------   ------   -------   ------   -------  -------      ------        ------      ------  ------    ------
Gross profit.....   158.0    145.2     145.4     24.9      23.4    129.1       123.0         137.9       135.8     9.2      21.0
Costs and
 expenses:
 Selling, general
  and
  administrative
  expenses.......   120.1    130.2     114.9     46.0      34.9     76.4        75.8         103.2       100.7    36.5      42.9
 Depreciation and
  amortization...    20.7     22.3      21.4      9.0       4.7     13.3         1.0           4.8         2.3     0.9       1.7
 Restricted stock
  compensation
  charge(/2/)....      --       --        --       --        --       --         1.5           1.5         8.5     0.9        --
 Restructuring
  and asset
  impairment
  charges........      --       --     182.2       --        --    182.2          --            --          --      --        --
                   ------   ------   -------   ------   -------  -------      ------        ------      ------  ------    ------
Income (loss)
 from
 operations......    17.2     (7.3)   (173.1)   (30.1)    (16.2)  (142.8)       44.7          28.4        24.3   (29.1)    (23.6)
 Interest
  expense, net...     5.1      8.4      10.4      3.4       1.5      7.4         5.3           6.5         6.4     1.9       3.0
                   ------   ------   -------   ------   -------  -------      ------        ------      ------  ------    ------
Income (loss)
 before income
 taxes...........    12.1    (15.7)   (183.5)   (33.5)    (17.7)  (150.2)       39.4          21.9        17.9   (31.0)    (26.6)
Income tax
 provision
 (benefit).......     7.0     (3.1)    (10.1)    (5.5)     (6.6)    (4.6)       15.5           9.0        10.8   (11.2)    (10.2)
                   ------   ------   -------   ------   -------  -------      ------        ------      ------  ------    ------
Income (loss)
 before
 extraordinary
 gain............     5.1    (12.6)   (173.4)   (28.0)    (11.1)  (145.6)       23.9          12.9         7.1   (19.8)    (16.4)
 Extraordinary
  gain on early
  extinguishment
  of debt, net of
  tax of $2.5....      --       --        --       --        --       --          --            --         3.8      --        --
                   ------   ------   -------   ------   -------  -------      ------        ------      ------  ------    ------
Net income
 (loss)..........  $  5.1   $(12.6)  $(173.4)  $(28.0)  $ (11.1) $(145.6)     $ 23.9        $ 12.9      $ 10.8  $(19.8)   $(16.4)
                   ======   ======   =======   ======   =======  =======      ======        ======      ======  ======    ======
BASIC NET INCOME
 (LOSS) PER
 COMMON SHARE:
Basic net income
 (loss) before
 extraordinary
 item............                                                             $ 3.12                    $ 0.80  $(2.39)   $(1.66)
Extraordinary
 gain on early
 extinguishment
 of debt, net of
 tax.............                                                                 --                      0.42      --        --
                                                                              ------                    ------  ------    ------
Basic net income
 (loss) per
 common share....                                                             $ 3.12                    $ 1.22  $(2.39)   $(1.66)
                                                                              ======                    ======  ======    ======
Weighted average
 common shares
 outstanding (in
 thousands)......                                                              7,650                     8,910   8,289     9,886
                                                                              ======                    ======  ======    ======
DILUTED NET
 INCOME (LOSS)
 PER COMMON
 SHARE:
Diluted net
 income (loss)
 before
 extraordinary
 item............                                                             $ 2.67                    $ 0.68  $(2.39)   $(1.66)
Extraordinary
 gain on early
 extinguishment
 of debt, net of
 tax.............                                                                 --                      0.36      --        --
                                                                              ------                    ------  ------    ------
Diluted net
 income (loss)
 per common
 share...........                                                             $ 2.67                    $ 1.04  $(2.39)   $(1.66)
                                                                              ======                    ======  ======    ======
Weighted average
 common shares
 outstanding (in
 thousands)--
 assuming
 dilution........                                                              8,970                    10,398   8,289     9,886
                                                                              ======                    ======  ======    ======
STORE DATA:
Open at end of
 period:
 Mall-based
  stores.........     630      624       544      563       473      490         450           450         444     440       438
 Airport stores..       1        4         4        4         7        4          11            11          16      12        25
 Factory outlet
  stores.........      --       --        --       --        --       --          --            --          --      --        40
                   ------   ------   -------   ------   -------  -------      ------        ------      ------  ------    ------
 Total...........     631      628       548      567       480      494         461           461         460     452       503
Number of holiday
 stores during
 period..........      25       59        98                          98         224           224         197
Net sales per
 square foot for
 stores open
 entire year.....  $  355   $  340   $   373                                                $  389      $  397
Change in
 comparable store
 sales(/3/)......   (13.8)%   (5.1)%    (1.5)%    4.4%      3.9%    (3.1)%      (2.7)%        (1.3)%       0.4%   (5.8)%    15.5%

                          PREDECESSOR COMPANIES               COMPANY
                         ----------------------- ---------------------------------
                              DECEMBER 31,
                         -----------------------
                                                 FEBRUARY 1, JANUARY 31, AUGUST 1,
                          1993    1994    1995      1997        1998       1998
                         ------- ------- ------- ----------- ----------- ---------
BALANCE SHEET DATA:
Working capital(/4/).... $  57.4 $  77.1 $  44.6   $ 83.8      $120.2     $105.2
Total assets............   401.0   392.7   182.4    172.4       227.7      190.0
Total long-term
 debt(/5/)..............     --      --      --      59.6        75.0       75.0
Total liabilities.......   183.8   191.7   154.8    128.9       155.0      126.5
Shareholders' equity....   217.2   201.0    27.6     43.5        72.7       63.5

--------
(1) Results for the year ended February 1, 1997, include the unaudited financial results of the Predecessor Companies for the seventeen weeks ended May 25, 1996 and the audited financial results of the Company for the period from inception (May 26, 1996) to February 1, 1997, which periods together contain 53 weeks.
(2) Represents a noncash compensation charge related to the vesting of Restricted Stock purchased by certain managers of the Company in connection with the Management Buyout. See "Management Buyout."
(3) Comparable store sales means sales generated by stores open at least one full year.
(4) The working capital calculation excludes amounts due to CVS as of December 31, 1993, 1994 and 1995.
(5) Total long-term debt as of February 1, 1997 includes accrued interest of $3.8 million which became a portion of the principal balance of the $55.8 million note issued to CVS (the "CVS Note") by the Company in connection with the Management Buyout on May 25, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of Wilsons should be read in conjunction with the selected historical consolidated financial data and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

  The fiscal year of the Predecessor Companies prior to the Management Buyout ended on December 31. In February 1997, the Company changed the end of its fiscal year to the Saturday closest to January 31, in conformity with the general practice in the retail industry, which for the most recent period was January 31, 1998. Unless otherwise indicated, references to 1996 and 1997 in this Prospectus refer to the twelve months ended February 1, 1997 and January 31, 1998, respectively. As a result of the Management Buyout, certain financial information for the five months ended May 27, 1995 and May 25, 1996, for the eight months ended January 27, 1996 and for the period from inception (May 26, 1996) to February 1, 1997 is presented in this Prospectus.

OVERVIEW

  The Company operates 503 retail stores in 44 states, Canada and England, including 438 mall-based stores, 25 airport locations and 40 factory outlet stores. The Company also operates holiday stores, numbering 197 in 1997, to better capitalize on its peak selling season.

  Prior to 1996, management initiated a restructuring to improve the Company's portfolio of stores, enhance its profitability and position the Company for future growth (the "Restructuring"). Management closed 156 stores between January 1, 1995 and May 25, 1996 and undertook a number of strategic initiatives to improve future operating performance, including (i) repositioning the merchandise assortment to focus on higher-margin accessories and target specific customer segments, (ii) restructuring store management and staffing, (iii) upgrading critical merchandising and financial information systems and (iv) reducing corporate overhead. As a result of these and other initiatives, the Company's gross profit as a percentage of sales increased to 32.5% in 1997 from 30.6% in 1994, and selling, general and administrative expenses as a percentage of sales decreased to 24.1% from 27.4% over the same period. These improvements continued into 1998 with gross profit as a percentage of sales increasing to 18.5% in the six months ended August 1, 1998 from 9.8% in the six months ended August 2, 1997, and selling, general and administrative expenses as a percentage of sales decreasing to 37.7% from 39.1%.

  For 1997, 38.2% of the Company's sales were generated during the period from the day after Thanksgiving through January 3, 1998. As part of the Company's strategy to improve operating margins and maximize revenue and profitability during nonpeak selling seasons, the Company has increased the number of less seasonal airport and factory outlet locations and modified its product mix to emphasize accessories. The Company intends to continue to grow accessory sales by increasing the number of SKUs offered and the amount of floor space allocated to accessories in its mall-based stores. As a result of these initiatives, accessories grew as a percentage of sales to 25.8% in 1997 from 20.5% in 1994. Over the same period, men's apparel sales decreased as a percentage of sales to 38.9% from 44.3%, and women's apparel sales remained constant in the Company's merchandise mix.

RESULTS OF OPERATIONS

  The following table sets forth selected information from the Company's historical consolidated statements of operations, expressed as a percentage of net sales for the periods indicated:

                                                                                                                  COMBINED
                                                           PREDECESSOR COMPANIES                   COMPANY     COMPANIES(/1/)
                                                    ------------------------------------------  -------------- --------------
                                                    YEARS ENDED       FIVE MONTHS      EIGHT     PERIOD FROM
                                                     DEC. 31,            ENDED          MOS.      INCEPTION         YEAR
                                                    -------------   ----------------   ENDED    (MAY 26, 1996)     ENDED
                                                                    MAY 27,  MAY 25,  JAN. 27,    TO FEB. 1,      FEB. 1,
                                                    1994    1995     1995     1996      1996         1997           1997
                                                    -----   -----   -------  -------  --------  -------------- --------------
Net sales...............                            100.0%  100.0%   100.0%   100.0%   100.0%       100.0%         100.0%
 Cost of goods sold,
  buying and occupancy
  costs.................                             69.4    68.5     80.1     78.6     64.9         64.4           67.5
                                                    -----   -----    -----    -----    -----        -----          -----
Gross margin............                             30.6    31.5     19.9     21.4     35.1         35.6           32.5
Costs and expenses:
 Selling, general and
  administrative
  expenses..............                             27.4    24.9     36.8     31.8     20.8         22.0           24.3
 Depreciation and
  amortization..........                              4.7     4.6      7.2      4.3      3.6          0.3            1.1
 Restricted stock
  compensation charge...                              --      --       --       --       --           0.4            0.4
 Restructuring and asset
  impairment charges....                              --     39.4      --       --      49.6          --             --
                                                    -----   -----    -----    -----    -----        -----          -----
Income (loss) from
 operations.............                             (1.5)  (37.4)   (24.1)   (14.7)   (38.9)        13.0            6.7
 Interest expense, net..                              1.8     2.3      2.7      1.4      2.0          1.5            1.5
 Income tax provision
  (benefit).............                             (0.6)   (2.2)    (4.4)    (6.0)    (1.3)         4.5            2.1
 Extraordinary gain on
  early extinguishment
  of debt, net of tax...                              --      --       --       --       --           --             --
                                                    -----   -----    -----    -----    -----        -----          -----
Net income (loss).......                             (2.7)% (37.5)%  (22.5)%  (10.2)%  (39.6)%        6.9%           3.0%
--------------------------------------------------
                                                    =====   =====    =====    =====    =====        =====          =====
                                                            COMPANY
                                                    --------------------------
                                                               SIX MONTHS
                                                      YEAR        ENDED
                                                     ENDED   -----------------
                                                    JAN. 31, AUG. 2,  AUG. 1,
                                                      1998    1997     1998
                                                    -------- -------- --------
Net sales...............                             100.0%   100.0%   100.0%
 Cost of goods sold,
  buying and occupancy
  costs.................                              67.5     90.2     81.5
                                                    -------- -------- --------
Gross margin............                              32.5      9.8     18.5
Costs and expenses:
 Selling, general and
  administrative
  expenses..............                              24.1     39.1     37.7
 Depreciation and
  amortization..........                               0.5      1.0      1.5
 Restricted stock
  compensation charge...                               2.0      1.0      --
 Restructuring and asset
  impairment charges....                               --       --       --
                                                    -------- -------- --------
Income (loss) from
 operations.............                               5.8    (31.2)   (20.7)
 Interest expense, net..                               1.5      2.1      2.6
 Income tax provision
  (benefit).............                               2.6    (12.0)    (8.9)
 Extraordinary gain on
  early extinguishment
  of debt, net of tax...                               0.9      --       --
                                                    -------- -------- --------
Net income (loss).......                               2.6%   (21.2)%  (14.4)%
--------------------------------------------------
                                                    ======== ======== ========

-------
(1) Results for the year ended February 1, 1997 include the unaudited financial results of the Predecessor Companies for the seventeen weeks ended May 25, 1996 and the audited financial results of the Company for the period from inception (May 26, 1996) to February 1, 1997.




SIX MONTHS ENDED AUGUST 1, 1998 COMPARED TO SIX MONTHS ENDED AUGUST 2, 1997

  Wilsons opened 13 stores, acquired 40 stores and closed 12 stores in the six months ended August 1, 1998, compared to one store opening and 10 store closings in the six months ended August 2, 1997. Included in the 13 stores opened in 1998 are two stores located in Lester B. Pearson airport in Toronto, Canada and one store located in Heathrow airport in London, England. On May 13, 1998, Wilsons acquired 40 Wallet Works stores. As of August 1, 1998, Wilsons operated 503 stores compared to 452 stores as of August 2, 1997.

  Sales for the six months ended August 1, 1998 were $113.7 million compared to $93.4 million for the six months ended August 2, 1997, an increase of $20.3 million, or 21.7%. Comparable store sales increased 15.5% driven by strong sales of men's, juniors and accessory products. Of this $20.3 million increase, $14.0 million was attributable to comparable store sales increases, $3.5 million was attributable to the inclusion of Wallet Works for a portion of the period and $2.8 million was attributable to net new store openings, primarily new airport stores.

  Cost of goods sold, buying and occupancy costs for the six months ended August 1, 1998 were $92.7 million, or 81.5% of sales, compared to $84.2 million, or 90.2% of sales, for the six months ended August 2, 1997. As a percent of sales, gross profit net of occupancy costs increased 3.9% for the six months as compared to the period one year ago due primarily to decreased markdowns resulting from strong merchandise sales associated with the 15.5% comparable store sales increase.

For the 1998 period, occupancy costs as a percent of sales decreased 4.8%, as strong sales increases leveraged occupancy expenses that were flat compared to last year.

  Selling, general and administrative expenses for the six months ended August 1, 1998 were $42.9 million, or 37.7% of sales, compared to $36.5 million, or 39.1% of sales, for the six months ended August 2, 1997. The reduction in the selling, general and administrative expenses as a percent of sales was largely due to increased store productivity and better leveraging of corporate operating expenses.

  Depreciation and amortization expense for the six months ended August 1, 1998 was $1.7 million, or 1.5% of sales, compared to $0.9 million, or 1.0% of sales, for the six months ended August 2, 1997. The increase in depreciation and amortization resulted from capital expenditures for the renovation of and improvements to existing stores and the construction of new stores.

  Included in costs and expenses in the 1997 period was a $0.9 million noncash compensation charge associated with the vesting of the Restricted Stock. The Company did not incur any restricted stock compensation in the six months ended August 1, 1998 as all remaining Restricted Stock vested in the third quarter of 1997.

  Wilsons had a loss from operations of $23.6 million for the six months ended August 1, 1998, compared to a loss from operations of $29.1 million for the six months ended August 2, 1997.

  Net interest expense for the six months ended August 1, 1998 was $3.0 million, or 2.6% of sales, compared to $1.9 million, or 2.1% of sales, for the six months ended August 2, 1997. The increase in net interest expense was due to an increase in the average amount of long-term debt outstanding, higher interest rates on the long-term debt and additional deferred financing cost amortization related to the issuance of $75.0 million of senior notes due 2004. This increase was partially offset by an increase in interest income.

  Income tax benefit for the six months ended August 1, 1998 was $10.1 million, or 8.9% of sales, compared to an $11.2 million income tax benefit, or 12.0% of sales, for the six months ended August 2, 1997. The effective tax benefit rate in 1998 increased to a 38.2% tax rate from a 36.1% tax rate in 1997 due primarily to the nondeductibility of the $0.9 million restricted stock compensation charge incurred in 1997.

YEAR ENDED JANUARY 31, 1998 COMPARED TO THE YEAR ENDED FEBRUARY 1, 1997

  Wilsons opened 22 stores and closed 23 stores in the year ended January 31, 1998 compared to eight store openings and 41 store closings in the year ended February 1, 1997. As of January 31, 1998, Wilsons operated 460 stores compared to 461 stores at February 1, 1997. The Company operated 197 holiday stores and 100 kiosks during the 1997 holiday season compared to 224 holiday stores and 152 kiosks during the prior year holiday season.

  Sales for the year ended January 31, 1998 were $418.1 million compared to $424.8 million for the year ended February 1, 1997, a decrease of $6.7 million, or 1.6%. The additional week in the year ended February 1, 1997 accounted for $6.3 million of the sales decrease. In addition, the Company operated on average 21 fewer stores in the year ended January 31, 1998 as the Company closed underperforming stores. Partially offsetting the sales decline was a 0.4% increase in comparable store sales and increased sales in the Company's temporary mall-based holiday stores. The increase in comparable store sales was primarily due to a fourth quarter comparable store sales increase of 7.5% generated by a strong customer response to the merchandise styles introduced in the fall season. Comparable store sales were negatively impacted in the first nine months of 1997 by a reduced level of clearance merchandise for sale in the spring, as there were fewer liquidations of closed stores compared to the prior year and by unseasonably warm temperatures from September through mid-October.

  Cost of goods sold, buying and occupancy costs for 1997 were $282.4 million, or 67.5% of sales, compared to $286.9 million, or 67.5% of sales, for the previous year. As a percent of sales, gross profit net of occupancy costs decreased 0.4% for the 1997 year as compared to the prior year due primarily to additional markdowns required to liquidate clearance merchandise. In 1997, occupancy costs decreased $2.8 million due principally to operating fewer stores.

  Selling, general and administrative expenses for 1997 were $100.7 million, or 24.1% of sales, compared to $103.2 million, or 24.3% of sales, for the previous year. The reduction in selling, general and administrative expenses was due to reducing corporate expenses, controlling variable expenses in the stores, operating on average 21 fewer locations and having one less week in the 1997 period.

  Depreciation and amortization for 1997 was $2.3 million, or 0.5% of sales, compared to $4.8 million, or 1.1% of sales, for the previous year. The decrease in depreciation and amortization expense resulted from the purchase accounting adjustment as part of the Management Buyout that reduced the amounts assigned to property and equipment, thereby reducing depreciation expense.

  Operating expenses for 1997 included an $8.5 million noncash compensation charge associated with the vesting of the remaining 881,982 shares of Restricted Stock. Operating expenses for 1996 included a $1.5 million noncash compensation charge associated with the vesting of 198,018 shares of Restricted Stock. See Note 9 of Notes to Consolidated Financial Statements.

  As a result of the above, income from operations, excluding restricted stock compensation expense, was $32.8 million for 1997 as compared to $29.9 million for the previous year. Income from operations, including the restricted stock compensation expense, was $24.3 million in 1997, as compared to $28.4 million for 1996.

  Net interest expense for 1997 was $6.4 million, or 1.5% of sales, compared to $6.5 million, or 1.5% of sales, for the previous year.

  Income tax expense for 1997 was $10.8 million, or 2.6% of sales, compared to a $9.0 million income tax expense, or 2.1% of sales, for the previous year. The effective tax rate increased in 1997 to a 60.4% tax rate from a 41.1% tax rate in 1996 due primarily to the nondeductibility of the $8.5 million restricted stock compensation expense. See "Management Buyout."

  The Company realized a $3.8 million extraordinary gain on the early extinguishment of debt, net of tax, in 1997. The extraordinary gain was the result of the repurchase at a discount of the CVS Note. See Note 7 of Notes to Consolidated Financial Statements.

PERIOD FROM INCEPTION (MAY 26, 1996) TO FEBRUARY 1, 1997 COMPARED TO EIGHT MONTHS ENDED JANUARY 27, 1996

  Wilsons opened five stores and closed 24 stores in the period from inception (May 26, 1996) to February 1, 1997, compared to three store openings and 76 store closings in the same period one year earlier. As of February 1, 1997, Wilsons operated 461 stores compared to 494 stores at the end of the same period in the previous year. The reduction of 33 stores was a result of closing unprofitable stores as part of the Restructuring. In addition, Wilsons operated 224 holiday stores and 152 kiosks during the 1996 holiday season compared to 98 holiday stores and 129 kiosks during the prior year holiday season.

  Sales from inception to February 1, 1997 decreased 6.1% to $345.1 million compared with sales of $367.6 million during the same period in the previous year, reflecting a decrease in both comparable store sales and in the number of stores operated. A portion of the decrease in sales was attributable to a 2.7% decline in comparable store sales. The comparable store sales decline was the result of weak demand for the Company's fashion merchandise in the Midwest area of the country as compared to the northeast and west coast markets where comparable store sales increased, as well as five fewer shopping days between Thanksgiving and Christmas. In addition, Wilsons operated an average of 82 fewer stores from inception to February 1, 1997, compared to the same period one year earlier, as it closed stores that did not meet cash flow targets. The reduction in the number of open stores and the comparable store sales decline was partially offset by a sales increase from operating 149 additional holiday stores and kiosks and by the $2.8 million in sales generated in the additional week in the period from inception (May 26, 1996) to February 1, 1997.

  Cost of goods sold, buying and occupancy costs from inception to February 1, 1997 were $222.1 million, or 64.4% of sales, compared to $238.6 million, or 64.9% of sales, for the same period of the previous year. As a percent of sales, gross profit net of occupancy costs increased for the period from inception to February 1, 1997 as compared to the same period one year earlier due to additional markdowns taken in the earlier period to liquidate merchandise in 76 stores which were closed in conjunction with the Restructuring and to an increase in the sales of accessories in the later period. Accessories typically generate higher gross margins than apparel.

  Operating expenses before restructuring and asset impairment charges from inception to February 1, 1997, were $78.3 million, or 22.7% of sales, compared to $89.7 million, or 24.4% of sales, for the same period in 1995. The expense decrease of $11.4 million was due mainly to the $12.3 million decrease in depreciation and amortization expense resulting from the Restructuring and the purchase accounting adjustment that reduced the amounts assigned to property and equipment. Offsetting the operating expense reduction was 149 additional holiday stores and kiosks compared to the same period one year earlier and a $1.5 million noncash charge associated with the vesting of Restricted Stock.

  Operating expenses after restructuring and asset impairment charges from inception to February 1, 1997, were $78.3 million, or 22.7% of sales, compared to $271.9 million, or 74.0% of sales, for the same period in 1995. In 1995 the Company incurred a pre-tax restructuring charge of $134.3 million to reflect the anticipated costs associated with closing approximately 100 stores and the write-off of goodwill and other intangibles, and a pre-tax asset impairment charge of $47.9 million related to the write-off of certain assets upon the adoption of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

  Net interest expense from inception to February 1, 1997, was $5.3 million, or 1.5% of sales, compared to $7.4 million, or 2.0% of sales, for the same period in the previous year. The decrease in net interest expense was primarily due to a decrease in the average amount of debt outstanding offset by higher interest rates, the amortization of deferred financing costs and an increase in interest income.

  Income tax expense for the period from inception to February 1, 1997, was $15.5 million compared to a $4.7 million tax benefit for the prior year period. The effective tax rate increased in 1996 to a 39.4% tax rate from a 3.1% benefit rate in 1995. The higher effective tax rate was primarily due to the impact of the write-off of nondeductible goodwill and other intangibles as part of the Restructuring.

FIVE MONTHS ENDED MAY 25, 1996 COMPARED TO FIVE MONTHS ENDED MAY 27, 1995

  Wilsons closed 71 stores and opened three new stores in the five months ended May 25, 1996, compared to 63 store closings and two store openings in the five months ended May 27, 1995. The store closings in the first five months of 1996 and in 1995 were a result of the Restructuring. Wilsons operated 480 stores as of May 25, 1996, compared to 567 stores at the end of the same period in 1995.

  Sales for the five-month period in 1996 decreased 12.1% to $109.6 million compared with sales of $124.7 million during the same period of the prior year. While total sales decreased as a result of operating an average of 90 fewer stores, comparable store sales increased 3.9% in the 1996 period compared to the same period in the previous year. The 3.9% comparable store sales increase in the 1996 period was the result of strong merchandise sales in the ladies and accessories areas due to the clearance of merchandise associated with store closings and the closings of holiday stores and kiosks combined with unseasonably cool weather within Wilsons' areas of operation during the first three months of 1996.

  Cost of goods sold, buying and occupancy costs for the five-month period in 1996 were $86.2 million, or 78.6% of sales, as compared to $99.9 million, or 80.1% of sales, for the same period of the prior year. As a percent of sales, gross profit net of occupancy costs increased in the five-month period of 1996 as compared to the same period one year earlier primarily due to closing 22 Snyder Leather stores, an off-price strip center concept which carried lower-margin merchandise in the 1995 period, and an increase in the sale of accessories which produced a higher gross margin in the 1996 period. For the five months ended May 25, 1996, occupancy costs as a percent of sales decreased as the Company closed unprofitable stores as part of the Restructuring.

  Operating expenses in the five-month period in 1996 were $39.5 million, or 36.0% of sales, as compared to $54.9 million, or 44.0% of sales, for the same period of the prior year. The expense decrease of $15.4 million was a result of store closings and realizing the benefits of profit enhancement measures initiated in 1995 that increased operational efficiencies in the stores and the administrative departments. These included store sales productivity gains as a result of revised store staffing patterns and levels, revising the layaway and check acceptance policies, and reductions in headquarters expense. Operating expenses were also lower than the same period in 1995 as a result of the Restructuring which reduced Wilsons' 1996 depreciation and amortization expenses by $4.3 million.

  Net interest expense for the five months ended May 25, 1996, was $1.6 million, or 1.4% of sales, compared to $3.4 million, or 2.8% of sales, for the five months ended May 27, 1995. The average outstanding loan balance with CVS was reduced by $56.0 million from $118.1 million to $62.1 million in the 1996 five-month period. The decrease was primarily attributable to a $124.0 million capital contribution made by CVS to facilitate the Management Buyout.

  Income tax benefit for the 1996 five-month period was $6.6 million compared to $5.5 million in the 1995 five-month period. The effective tax rate increased in the five-month period in 1996 to 37.2% from 16.4% in the 1995 five-month period. The increase was primarily due to the elimination of goodwill and other amortization expenses in 1996 which in 1995 created nondeductible expenses for tax purposes.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  During 1995, Wilsons opened five new stores and closed 85 stores, of which 19 were closed in the fourth calendar quarter, compared to 23 store openings and 26 store closings in 1994. The large number of store closings in 1995 was a result of the Restructuring. At the end of 1995, Wilsons operated 548 stores, comprised of 546 stores in 46 states and the District of Columbia and two stores in England, compared to 626 stores in 46 states and the District of Columbia and two stores in England at the end of 1994. Wilsons also operated 98 holiday stores and 129 kiosks during the fourth quarter of 1995, compared to 59 holiday stores and 76 kiosks during the fourth quarter of 1994.

  Sales decreased 2.6% in 1995 to $462.4 million from $474.6 million in 1994. The decrease reflected a 1.5%, or $6.2 million, decline in comparable store sales due primarily to a decline in demand for leather apparel. Wilsons operated an average of 49 fewer stores during 1995 compared to 1994, as it closed 85 stores that did not meet cash flow targets. These declines were partially offset by the expansion of holiday stores and kiosks, which were open in 39 and 53 more locations, respectively, than in 1994, accounting for an increase in sales of $8.0 million compared to 1994. Noncomparable store sales, other than holiday stores and kiosk sales, were down $14.0 million from 1994 as the Company opened 18 fewer stores during 1995 compared to 1994.

  Cost of goods sold, buying and occupancy costs in 1995 were $317.0 million, or 68.6% of sales, as compared to $329.4 million, or 69.4% of sales, for the prior year. As a percent of sales, gross profit net of occupancy costs increased in 1995 as compared to the period one year ago due partially to closing 22 Snyder Leather stores during the first quarter of 1995. In addition, in 1995 the Company also increased its accessory sales, which generally have higher gross profit margins than apparel, to 23.1% of total sales from 20.6% in 1994 as a result of increased emphasis on accessories in the stores and opening 53 additional seasonal kiosks, which primarily sell accessories. The Company also achieved stronger sales in 1995 of styles with higher fashion content and higher margins. Partially offsetting these gross profit margin improvements in 1995 were additional markdowns required to liquidate merchandise in 73 stores that were closed during December 1995 and January 1996 in conjunction with the Restructuring and to liquidate merchandise from the 98 holiday stores and 129 kiosks. For the 1995 period, occupancy costs as a percent of sales increased as Wilsons' occupancy costs, which are primarily fixed rents associated with store leases, did not decline at the same rate as the decline in comparable store sales.

  Operating expenses in 1995, before restructuring and asset impairment charges, were $136.3 million, or 29.5% of sales, compared to $152.5 million, or 32.1% of sales, in 1994. Of the $16.2 million decrease in operating expenses, approximately $10 million was attributable to the strategic initiative to close unprofitable stores. The Company implemented certain profit enhancement measures during the second quarter of 1995 that accounted for the majority of the remaining expense reductions. These profit enhancement measures included store sales productivity gains as a result of revising store staffing patterns and levels, improving expense control and revising layaway and check acceptance policies while simultaneously introducing debit/ATM cards as an additional form of payment in a number of markets.

  Operating expenses in 1995, after restructuring and asset impairment charges, were $318.5 million, or 68.9% of sales, as compared to $152.5 million, or 32.1% of sales, in the previous year. As part of the Restructuring, the Company recorded a pre-tax restructuring charge of $134.3 million during the fourth quarter of 1995 to reflect the anticipated costs associated with closing approximately 100 of Wilsons' stores and the write-off of goodwill and other intangibles, and a pre-tax asset impairment charge of $47.9 million related to the write-off of certain assets upon the adoption of SFAS No. 121.

  Income from operations before depreciation, amortization, restructuring and asset impairment charges was $30.5 million, or 6.6% of sales, in 1995 compared to $15.0 million, or 3.2% of sales, in 1994 due to the factors described above. This measure of net income (loss) is provided because it is a measure commonly used in the retail industry; however, it is not a measurement of financial performance under GAAP and is not meant to represent discretionary funds available to management.

  Income from operations in 1995, before restructuring and asset impairment charges, was $9.1 million, or 2.0% of sales, compared to a loss of $7.3 million, or 1.5% of sales, in 1994. The $16.4 million improvement was primarily due to discontinuing the Snyder Leather off-price concept during the first quarter of 1995 and profit enhancement measures introduced during the second quarter of 1995. Loss from operations in 1995, after restructuring and asset impairment charges, was $173.1 million compared to a loss of $7.3 million in 1994.

  Net interest expense in 1995 was $10.4 million, or 2.3% of sales, compared to $8.4 million, or 1.8% of sales, during the prior year. The Company's average annual interest rate paid on outstanding loan amounts to CVS in 1995 was 6.4% compared to 4.7% in 1994. This increase was partially offset by a reduction in the average outstanding loan balance with CVS to $151.9 million in 1995 compared to $165.1 million in 1994 as a result of lower inventory levels due to store closings and a higher inventory turn rate.

  Income tax benefit in 1995 was $10.1 million compared to $3.1 million in 1994. The effective tax rate declined in 1995 to 5.5% from 19.8% in 1994. The decline was primarily due to the effective tax rate impact of nondeductible goodwill in 1995 compared to 1994.

LIQUIDITY AND CAPITAL RESOURCES

  Wilsons' capital requirements are primarily driven by the Company's seasonal working capital needs, and its strategy to open new stores, remodel existing stores and update information systems. The Company's peak working capital needs typically occur during the period from August through early December as inventory levels are increased in advance of the Company's peak selling season from October through December. The Company currently plans to open 21 additional mall-based stores for a total of 27 stores in 1998 and at least 20 stores per year for the next several years; three additional airport locations for a total of 10 new locations in 1998, including both in-line stores and kiosks, and at least 15 locations per year for the next several years; and three additional factory outlet stores in 1998, at least 12 stores in 1999, and at least 25 per year thereafter through 2001. The cost to construct or to fully remodel a mall-based store is currently estimated to range from $150,000 to $200,000, a new airport store from $125,000 to $175,000 and a new factory outlet store from $50,000 to $80,000.

  General Electric Capital Corporation and a syndicate of banks (the "Banks") have provided the Company with the Senior Credit Facility, which expires in May 1999. The Senior Credit Facility provides for borrowings of up to $150.0 million in aggregate principal amount, which amount includes a letter of credit subfacility of up to $90.0 million. The maximum amount available under the Senior Credit Facility, however, is further subject to a borrowing base limitation (less certain reserves) of 65.0% of eligible inventory. The Company's borrowing availability is also reduced by outstanding letters of credit. Interest is payable on borrowings at one or more variable rates determined by reference to the "prime" rate plus 0.25% ("prime" plus 0.0% for the first $10.0 million of borrowings) or LIBOR plus 1.75%. The spreads are subject to possible changes based upon the Company's financial results. As of August 1, 1998, the Company had no borrowings under the Senior Credit Facility and $43.0 million of outstanding letters of credit. The Company pays a monthly fee equal to 0.375% per annum on the unused amount of the Senior Credit Facility and on that portion of the first $10.0 million in borrowings that bears interest at prime plus a spread. For letters of credit, the Company pays a monthly fee in an amount equal to 1.25% per annum times the daily average of the amount of letters of credit outstanding during each month, which percentage is subject to possible changes based on the Company's financial results. The Senior Credit Facility contains certain covenants limiting, among other things, the Company's ability to make capital expenditures, pay cash dividends or make other distributions. The Company plans to use the Senior Credit Facility for its immediate and future working capital needs, including capital expenditures. For 1997, the peak borrowings and letters of credit outstanding under the Senior Credit Facility were $30.8 million and $51.9 million, respectively. For 1997, the average amounts of borrowings and the average amounts covered by outstanding letters of credit were $3.6 million and $28.1 million, respectively. The Company is dependent on the Senior Credit Facility to fund working capital and letter of credit needs, and management believes that borrowing capacity under the Senior Credit Facility, together with current and anticipated cash flow from operations, the remaining net proceeds from the exercise of the Company's redeemable common stock purchase warrants (see Note 9 of Notes to Consolidated Financial Statements) and proceeds from this Offering should be adequate to meet the Company's anticipated working capital and capital expenditure requirements until the Senior Credit Facility expires in 1999, when the Company expects to extend or replace such facility. The Company estimates that capital expenditures during 1998 will total approximately $15.0 million.

  On August 18, 1997, the Company completed a private offering of the Senior Notes to certain institutional buyers (the "Debt Offering"). Interest on the Senior Notes is payable semi-annually in arrears on February 15 and August 15 of each year. The Senior Notes mature on August 15, 2004, unless previously redeemed, and the Company is not required to make any mandatory redemption or sinking fund payment prior to maturity. The Senior Notes are general unsecured obligations of the Company and rank senior in right of payment to all existing and future subordinated indebtedness of the Company and rank on equal terms in right of payment with all other current and future unsubordinated indebtedness of the Company. The Indenture, dated as of August 18, 1997, governing the Senior Notes contains numerous operating covenants that limit the discretion of management with respect to certain business matters, and which place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to declare or pay any dividend, to make certain payments or investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. The Company used approximately $56.5 million of the approximately $72.0 million net proceeds from the Debt Offering to repurchase the outstanding CVS Note issued to CVS in connection with the Management Buyout and pay the accrued interest thereon. The balance of the net proceeds has been used for general corporate purposes, including capital expenditures and additional store openings.

  On March 27, 1998, Wilsons repurchased and simultaneously cancelled the CVS Warrant for $10.0 million in cash. The warrant had been issued to CVS in the Management Buyout and gave CVS the right to purchase a total of 1,350,000 shares of the Company's Common Stock.

  On May 13, 1998, the Company acquired certain assets of Wallet Works, Inc. for a purchase price of $5.1 million. The purchase will enable the Company to expand its leather accessories business into factory outlet malls, a new distribution channel for the Company. See Note 15 of Notes to Consolidated Financial Statements.

  On June 16, 1998, the Company completed the redemption of its outstanding redeemable common stock purchase warrants that were issued in the Company's Initial Public Offering. The net proceeds received by the Company from the exercise of such warrants prompted by such warrant redemption, after deducting costs and expenses, were approximately $17.0 million. See Note 9 of Notes to Consolidated Financial Statements.

  The Company plans to use approximately $20.9 million of the net proceeds from the Offering to redeem a portion of the principal amount of the Senior Notes and to pay the redemption premium thereon. The remaining net proceeds will be used for general corporate purposes, including seasonal working capital needs.

CASH FLOW ANALYSIS

  Operating activities for the six months ended August 1, 1998 resulted in cash used of $65.6 million. The cash used was primarily the result of the net loss of $16.4 million, the $29.6 million seasonal decrease in accounts payable, accrued expenses, income taxes payable and other liabilities and the $22.5 million seasonal increase in inventories and accounts receivable. The Company used $61.5 million for the six months ended August 2, 1997. The cash used in 1997 was primarily the result of the net loss of $19.8 million, the $21.2 million seasonal decrease in accounts payable, accrued expenses, income taxes payable and other liabilities and the $24.9 million seasonal increase in inventories and accounts receivable.

  Changes in certain balance sheet accounts between January 31, 1998 and August 1, 1998 reflect normal seasonal variations within the retail industry. The levels of cash and cash equivalents, inventories and accounts receivable, accounts payable and certain accrued liabilities fluctuate due to the seasonal nature of the working capital needs of the Company.

  Investing activity for the six months ended August 1, 1998 totaled $12.3 million comprised of capital expenditures of $7.2 million and the purchase of Wallet Works for $5.1 million. The capital expenditures were primarily for the renovation of and improvements to existing stores and the construction of new stores. Capital expenditures for the six months ended August 2, 1997 totaled $2.6 million.

  Cash provided by financing activities for the six months ended August 1, 1998 was $7.3 million. The $7.3 million provided by financing activities was primarily the result of the $17.0 million net proceeds received by the Company from the exercise of the common stock redeemable purchase warrants offset by the $10.0 million used to repurchase the warrant issued to CVS (see Note 9 of the Notes to the Consolidated Financial Statements). Financing activities for the first six months of 1997 provided $6.6 million of cash, including $9.5 million of proceeds from the Company's Initial Public Offering offset by a $2.9 million decrease in book overdrafts which occur as outstanding checks exceed funds on deposit in noninvestment accounts.

  Operating activities for the year ended January 31, 1998 resulted in cash provided of $16.1 million compared to cash provided of $19.0 million in the year period ended February 1, 1997. The $16.1 million cash provided by operating activities in 1997 was primarily the result of net income of $15.6 million, excluding the nonrecurring $3.8 million extraordinary gain on early extinguishment of debt and the $8.5 million noncash restricted stock compensation expense.

  Investing activity for the year ended January 31, 1998 was comprised of capital expenditures totaling $10.5 million. The capital expenditures were primarily for the implementation of certain new information systems, the renovation of and improvements to existing stores and the construction of new stores. Capital expenditures for the year ended February 1, 1997 totaled $9.3 million.

  Cash provided by financing activities for the year ended January 31, 1998 was $25.8 million. The $25.8 million provided by financing activities in 1997 was primarily the result of $9.5 million in net proceeds from the Company's Initial Public Offering and $16.9 million in additional cash proceeds from the Debt Offering after repayment of the CVS Note.

SEASONALITY AND INFLATION

  A majority of the Company's net sales and operating profit is generated in the peak selling period from October through December, which includes the holiday selling season. Wilsons recorded 58.5% of its 1997 sales in the peak selling period. For 1997, 38.2% of the Company's sales were generated during the period from the day after Thanksgiving through January 3, 1998. As a result, the Company's annual operating results have been, and will continue to be, heavily dependent on the results of its peak selling period. Net sales are generally lowest during the period from April through July, and the Company historically has not become profitable, if at all, until the fourth quarter of a given year. Most of the Company's stores have historically been unprofitable during the first three quarters. Conversely, nearly all of the Company's stores have been profitable during the fourth quarter, even those that may not have been profitable for the full year. Historically, the Company has opened most of its stores during the last half of the year. As a result, new mall-based stores opened just prior to the fourth quarter produce profits in excess of their annualized profits since the stores typically generate losses in the first nine months of the year.

  The following table sets forth certain unaudited financial information for Wilsons for each fiscal quarter of the years ended February 1, 1997 and January 31, 1998 and the first two quarters of the year ending January 30, 1999. This quarterly information has been prepared on a basis consistent with the Company's audited financial statements appearing elsewhere in this Prospectus and reflects adjustments which, in the opinion of management, consist of normal recurring adjustments, necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto.

                                      YEAR ENDED                        YEAR ENDED               YEAR ENDING
                                FEBRUARY 1, 1997(/1/)                JANUARY 31, 1998         JANUARY 30, 1999
                         ------------------------------------ ------------------------------- -------------------
                          FIRST     SECOND     THIRD  FOURTH   FIRST  SECOND   THIRD  FOURTH   FIRST      SECOND
                         QUARTER QUARTER(/2/) QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER    QUARTER
                         ------- ------------ ------- ------- ------- ------- ------- ------- --------   --------
                                                             (IN MILLIONS)
Net sales...............  $66.8     $41.4      $86.4  $230.2   $56.9   $36.5   $81.3  $243.4   $   68.0   $   45.7
Gross profit............   14.1       3.2       24.3    96.3     9.7    (0.5)   23.8   102.8       16.6        4.4
Restricted stock
 compensation charge....    --        --         --      1.5     0.4     0.5     7.6     --         --         --
Income (loss) from
 operations.............   (9.8)    (18.0)       0.9    55.3   (10.4)  (18.7)   (8.3)   61.7       (6.1)     (17.5)
Income (loss) before
 extraordinary items....   (7.2)    (11.9)      (1.0)   33.0    (7.2)  (12.6)   (9.7)   36.5       (4.5)     (11.9)

--------
(1) The year ended February 1, 1997 represented a fifty-three week period. The first, third and fourth quarters were comprised of thirteen weeks and the second quarter was comprised of fourteen weeks.
(2) The period ended August 3, 1996 (second quarter) combines the results of operations of the Predecessor Companies prior to the Management Buyout from April 28, 1996 through May 25, 1996, and the Company after the Management Buyout from May 26, 1996 through August 3, 1996.

  The Company does not believe that inflation has had a material effect on the results of operations during the past three years; however, there can be no assurance that the Company's business will not be affected by inflation in the future.

EFFECT OF YEAR 2000 ON INFORMATION SYSTEMS

  Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming century change in the year 2000. Moreover, these programs often are highly dependent upon historical or dynamic financial and other data that, based on the programs' inability to distinguish between the year 2000 and other century-end years, could be misreported or misinterpreted and cause significant resulting errors. If not corrected, many computer applications could fail when processing year 2000 data.

  The Company is assessing the impact of the year 2000 issue and has or intends to modify or replace portions of its hardware and software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company has also had discussions with its significant suppliers to determine the readiness of those suppliers to correct year 2000 issues where their systems and products interface with the Company's systems or otherwise impact its operations. The Company is assessing the extent to which its operations are vulnerable should those suppliers fail to properly remedy their computer systems. The Company believes that its actions with key suppliers will minimize these risks. The scope of the year 2000 readiness effort includes (i) information technology such as software and hardware, (ii) non-information systems or embedded technology such as microcontrollers contained in various equipment, safety systems, facilities and utilities and
(iii) readiness of key third-party suppliers. If needed modifications and conversions are not made on a timely basis, the year 2000 issue could have a material adverse effect on the Company's business, financial condition and results of operations.

  The cost to the Company to identify and correct year 2000 issues is estimated to be $1.5 million, although there can be no assurance that the expenditures will not be significantly higher. As of August 1, 1998, the Company had expensed incremental costs of $0.1 million related to the year 2000 issue. The total remaining incremental costs are estimated to be $1.4 million. The Company is expensing as incurred all costs related to the assessment and correction of the year 2000 issue. These costs are being funded through operating cash flows. The Company's total cost for the year 2000 issue includes estimated costs of and time associated with interfacing with third parties. The Company's current estimates of the amount of time and costs necessary to modify and test its computer systems are based upon assumptions regarding future events, including the continued availability of certain resources, year 2000 modification plans and other factors. New developments may occur that could affect the Company's estimates of the amount of time and costs necessary to modify and test its systems for year 2000 compliance. These developments include, but are not limited to (i) the availability and cost of personnel trained in this area, (ii) the ability to locate and correct all relevant computer codes and equipment and (iii) the year 2000 compliance success that key suppliers attain.

  While the Company believes its planning efforts are adequate to address its year 2000 concerns, the year 2000 readiness of the Company's suppliers and business partners may lag behind the Company's efforts. Although the Company does not believe that the year 2000 matters discussed above will have a material impact on its business, financial condition and results of operations, it is uncertain as to what extent the Company may be affected by such matters.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  SFAS No. 130, "Reporting Comprehensive Income," effective beginning in 1998, establishes standards of disclosure and financial statement display for reporting total comprehensive income and the individual components thereof. The Company adopted SFAS No. 130 during 1998. Comprehensive income is not materially different than net income as reported.

  SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," effective in 1998, establishes new standards for determining reportable segments and for disclosing information regarding each such segment. Management believes the adoption of SFAS No. 131 will not have a material impact on the Company's financial position or results of operations.

                                   BUSINESS

OVERVIEW

  Wilsons The Leather Experts is the leading specialty retailer of men's and women's leather outerwear, apparel and accessories in the United States. The Company operates 503 retail stores in 44 states, Canada and England, including 438 mall-based stores, 25 airport locations and 40 factory outlet stores. The Company also operates holiday stores, numbering 197 in 1997, to better capitalize on its peak selling season. Over 80% of the Company's merchandise is designed and sold under Wilsons' proprietary brands, including Adventure Bound, M. Julian, Maxima, Pelle Studio and Wilsons The Leather Experts, with each brand positioned to appeal to identified customer segments. Wilsons' mall-based stores average approximately 2,000 square feet and feature merchandise tailored to the demographics and buying patterns of each store's local customer base. The Company generated net sales of $418.1 million in 1997.

  Wilsons designs, contracts for manufacture, imports, distributes and retails more than 6,000 SKUs of leather merchandise, including coats, blazers, vests, gloves, belts, handbags, wallets, briefcases, planners, computer cases and CD cases. This vertical integration enables the Company to consistently provide its customers high-quality products at attractive prices. In addition, the Company is able to replenish faster-selling merchandise within the same season, respond quickly to consumer preferences and rapidly increase production capacity as the Company grows. Management believes its vertically integrated operations, combined with its merchandising strategy of strengthening brand recognition and tailoring its product assortment to identified customer segments, provide it with a competitive advantage.

  Management has extensive experience in the retail and leather industries and led the Management Buyout in 1996. Prior to 1996, management initiated the Restructuring to improve the Company's portfolio of stores, enhance its profitability and position the Company for future growth. Management closed 156 stores between January 1, 1995 and May 25, 1996 and undertook a number of strategic initiatives to improve future operating performance, including (i) repositioning the merchandise assortment to focus on higher-margin accessories and target specific customer segments, (ii) restructuring store management and staffing, (iii) upgrading critical merchandising and financial information systems and (iv) reducing corporate overhead. As a result of these and other initiatives, the Company's gross profit as a percentage of net sales increased to 32.5% in 1997 from 30.6% in 1994, and selling, general and administrative expenses as a percentage of net sales decreased to 24.1% from 27.4% over the same period. These improvements continued into 1998 with gross profit as a percentage of net sales increasing to 18.5% in the six months ended August 1, 1998 from 9.8% in the six months ended August 2, 1997, and selling, general and administrative expenses as a percentage of net sales decreasing to 37.7% from 39.1%.

BUSINESS STRATEGY

  Wilsons intends to strengthen its position as the leading specialty retailer of leather outerwear, apparel and accessories in the United States and to increase profitability through the following strategic initiatives:

  Strengthen Brand Recognition. The name and reputation of Wilsons The Leather Experts assures customers they are purchasing high-quality, fashionable merchandise. Over 80% of the Company's merchandise is designed and sold under Wilsons' proprietary brands, including Adventure Bound, M. Julian, Maxima, Pelle Studio and Wilsons The Leather Experts. Wilsons promotes its brands through in-store merchandise presentations, a targeted marketing and advertising strategy and the extensive product knowledge of its sales associates. Wilsons also selectively offers other designer brands such as Nine West, Kenneth Cole, Andrew Marc, Bosca and XOXO to highlight the value of its proprietary brands and enhance its product mix.

  Tailor Product Assortment to Identified Customer Segments. Wilsons identifies specific customer segments by lifestyle characteristics influenced by factors such as age, fashion awareness, purchasing behavior, income and other demographics. The Company markets to four key customer segments through its proprietary brands: (i) Adventure Bound for the rugged, outdoor, casual segment, (ii) M. Julian and Maxima for the peer- and trend-driven juniors segment, (iii) Pelle Studio for the more sophisticated, confident and fashion-aware segment and (iv) Wilsons The Leather Experts for the classic, traditional, value-conscious segment. Within each store, Wilsons displays its merchandise by lifestyle segments offering a broad variety of styles to its many customer groups. Each Wilsons store features a core merchandise assortment as well as merchandise tailored to meet local preferences based on market-specific characteristics and information from Wilsons' five million customer database.

  Capitalize on Vertical Integration. Wilsons' global operations vertically integrate the development of new leather textures, colors and finishes, the design of leather merchandise and the sourcing and distribution of goods. The Company believes that its vertical integration and volume purchasing allow it to realize economies of scale and other competitive advantages, including:

  . Offering its customers prices that are typically lower than those of its competitors for merchandise of comparable quality;
  . Purchasing leather and contracting for manufacturing capacity at favorable prices;
  .  Effectively managing production cycles and delivery schedules;
  . Responding more rapidly to market trends and consumer demand with changes to its merchandise mix;
  .  Replenishing faster-selling merchandise within the same selling season;
     and
  .  Rapidly increasing production capacity as the Company grows.

  Enhance Profit Margins. The Company plans to continue to improve its operating margins by (i) focusing on proprietary brand name merchandise which typically generates higher gross margins than other comparable nonproprietary merchandise, (ii) increasing the percentage of higher-margin accessories in its mall-based stores' merchandise mix, (iii) opening additional airport and factory outlet stores that are less seasonal and offer primarily accessories and (iv) dynamically tailoring merchandise assortments to meet local consumer preferences.

GROWTH STRATEGY

  Management plans to leverage Wilsons' successful restructuring efforts and focused business strategy by implementing several growth initiatives:

  Expand Existing Retail Concepts. The Company plans to expand existing retail concepts as follows:

  . Mall-Based Stores. Mall-based stores represent the Company's core retail concept, appealing to a broad base of consumers and showcasing the full range of Wilsons' products. The Company believes it can continue to enhance customer loyalty and gain market share by expanding mall-based stores into underserved markets. Wilsons currently plans to open 21 additional stores for a total of 27 new stores in 1998 and at least 20 stores per year for the next several years.

  . Airport Stores. Airports with high passenger traffic represent attractive growth opportunities for the Company. These stores offer accessories for business travelers and tourists, including travel luggage, briefcases, handbags, planners, wallets, computer cases and CD cases. Airport locations average more than twice the revenue per square foot and are subject to less seasonal variation in sales than mall-based stores. The Company believes that airport stores increase brand name recognition for Wilsons The Leather Experts and present an avenue for entry into international markets. Wilsons currently plans to open three additional locations for a total of 10 new locations, including both in-line stores and kiosks, in 1998 and at least 15 locations per year for the next several years.

  . Factory Outlet Stores. In May 1998, through its acquisition of 40 Wallet Works stores, Wilsons established a presence in factory outlet malls. Factory outlet stores are subject to less seasonal variation in sales than the Company's mall-based stores. Wilsons is utilizing this retail concept to expand its higher-margin accessories offerings. The Company currently plans to open three additional stores in 1998, at least 12 stores in 1999 and at least 25 per year thereafter through 2001.

  Develop New Selling Concepts. Wilsons expects to further drive revenue growth by establishing new selling concepts. Management intends to leverage its initial success in international airport locations by introducing additional Wilsons stores into international markets. The Company has also developed a stand-alone mall-based accessories concept and is currently testing two stores. Additionally, the Company expects to launch a direct sales effort through the introduction of an Internet retail store.

  Pursue Strategic Acquisitions. Wilsons believes that its market leadership, financial strength, economies of scale and experienced management team position it to pursue strategic acquisitions. The Company seeks acquisition candidates which can benefit from Wilsons' vertically integrated supply strategy and expertise in merchandising leather outerwear, apparel and accessories. The Company does not presently have any agreements or understandings regarding a potential acquisition or business combination.

STORE FORMATS AND LOCATIONS

  Wilsons operates 503 retail stores located in 44 states, Canada and England, including 438 mall-based stores, 25 airport locations and 40 factory outlet stores. The Company also operates holiday stores, numbering 197 in 1997, to better capitalize on its peak selling season. In selecting store locations, the Company utilizes customer lifestyle and demographic data derived from its point-of-sale network as well as data from outside sources relating to market potential and mall performance. The Company analyzes projected occupancy costs and store performance to evaluate each store's potential to achieve established cash flow objectives prior to finalizing site selection and negotiating final lease terms. Wilsons has also established a cross-functional review committee that approves all proposed store projects, including new sites and lease renewals.

503 STORE LOCATIONS


  [Map showing the Company's store locations and locations of the Company's corporate headquarters and distribution center]


* Corporate Headquarters and Distribution Center

                 MALL-         FACTORY
                 BASED AIRPORT OUTLET  TOTAL
                 ----- ------- ------- -----
Alabama.........    2     --       1      3
Arizona.........    5     --       2      7
Arkansas........    1     --      --      1
California......   59     --       5     64
Colorado........    8     --       1      9
Connecticut.....    6     --      --      6
Delaware........    3     --      --      3
Florida.........    4      2       3      9
Georgia.........   11      3       1     15
Idaho...........    1     --      --      1
Illinois........   35     --      --     35
Indiana.........   11      1      --     12
Iowa............    6     --       1      7
Kansas..........    2     --      --      2
Kentucky........    4     --       1      5
Louisiana.......    4     --       2      6
Maine...........    3     --      --      3
Maryland........   14      2       1     17
Massachusetts...   16      1      --     17
Michigan........   20     --       1     21
Minnesota.......   13      2      --     15
Missouri........    5     --       2      7
Nebraska........    3     --      --      3
Nevada..........    5     --       1      6

                           MALL-         FACTORY
                           BASED AIRPORT OUTLET  TOTAL
                           ----- ------- ------- -----
New Hampshire.............    5     --      --      5
New Jersey................   21     --      --     21
New Mexico................    1     --      --      1
New York..................   32     --      --     32
North Carolina............    8      1       1     10
North Dakota..............    4     --      --      4
Ohio......................   24      1      --     25
Oklahoma..................    1     --      --      1
Oregon....................    3     --       3      6
Pennsylvania..............   21      3       4     28
Rhode Island..............    2     --      --      2
South Carolina............    1     --      --      1
South Dakota..............    2     --      --      2
Tennessee.................    7      1       2     10
Texas.....................   15      1       1     17
Utah......................    5     --       1      6
Virginia..................   12      2       1     15
Washington................   16     --      --     16
West Virginia.............    1     --       1      2
Wisconsin.................   16     --       4     20
Canada....................   --      2      --      2
England...................   --      3      --      3
                            ---    ---     ---    ---
  Total...................  438     25      40    503
                            ===    ===     ===    ===

 Mall-Based Stores

  Wilsons operates 438 mall-based stores in 44 states, including 412 Wilsons The Leather Experts stores, 14 Tannery West stores and 12 Georgetown Leather Design stores. These stores average approximately 2,000 square feet and are primarily located in regional shopping malls. The mall-based stores are designed to target a broad base of consumers and showcase the full range of Wilsons' high-quality men's and women's leather outerwear, apparel and accessories, including coats, blazers, vests, gloves, belts, handbags, wallets, briefcases, planners, computer cases and CD cases. The Company intends to open new mall-based stores under the Wilsons The Leather Experts name. In 1997, the mall-based stores had sales of $367.8 million, representing 88.0% of the Company's total sales; stores open the entire year averaged sales of $821,000 and sales per square foot of $390 as compared to sales per store of $806,000 and sales per square foot of $387 in 1996.

 Airport Stores

  Wilsons operates 25 airport locations in 12 states, Canada and England under the name Wilsons The Leather Experts. The airport stores average approximately 800 square feet. These locations offer primarily accessories for business travelers and tourists, including travel luggage, handbags, briefcases, planners, wallets, computer cases and CD cases. Airport locations typically generate more than twice the revenue per square foot and are less seasonal, due to more even flows of customer traffic in airports during the year as compared to malls and to an emphasis on accessories. In 1997, airport stores had sales of $11.2 million, representing 2.7% of the Company's total sales; stores open the entire year averaged sales of $852,000 and sales per square foot of $981 as compared to sales per store of $791,000 and sales per square foot of $861 in 1996.

 Factory Outlet Stores

  Wilsons operates 40 factory outlet stores in 22 states under the name Wallet Works. These stores average approximately 1,300 square feet and primarily sell wallets and other leather accessories. Wilsons purchased the 40 Wallet Works factory outlet stores in May 1998.

 Holiday Stores

  In 1997, Wilsons operated 197 holiday stores in 38 states and plans to operate 220 holiday stores in 1998. A holiday store is a temporary, full-size Wilsons store located in a vacant mall space and typically operated from October through December, the Company's peak selling season. Wilsons usually locates these stores in malls where there is not an existing Wilsons store. These stores offer a merchandise selection and presentation similar to the mall-based Wilsons The Leather Experts stores allowing the Company to leverage its brand recognition and national reputation. These stores also offer the Company the ability to test new malls where the Company is considering opening a permanent store. Furthermore, this format provides an opportunity to develop and assess the skills of employees being considered as future store managers of the permanent stores. In 1997, holiday stores had sales of $32.8 million, representing 7.8% of the Company's total sales; stores averaged sales of $169,000 as compared to $136,000 in 1996. In addition, Wilsons operates seasonal kiosks which are generally 100 square-foot temporary units located in the common area of malls where the Company has a permanent store. Wilsons operated 100 kiosks in 1997 which had sales of $6.3 million and plans to operate 40 kiosks in 1998 as the Company focuses on more profitable holiday stores.

MERCHANDISING

  Wilsons' merchandising strategy is based on offering a broad assortment of quality leather outerwear, apparel and accessories at affordable prices, building strong brand recognition and tailoring its product assortment to identified customer segments. Wilsons offers more than 6,000 SKUs of leather outerwear, apparel and accessories such as coats, blazers, vests, gloves, belts, handbags, wallets, briefcases, planners, computer cases and CD cases. Key elements of the Company's merchandising strategy include:

  . Selection -- Wilsons offers its customers a broad and deep selection of high-quality leather outerwear, apparel and accessories. Management believes that the Company's mall-based stores offer significantly more SKUs of leather outerwear, apparel and accessories than offered by its competition (e.g., department stores, specialty stores and mass merchandisers).

  . Value -- The Company strives to deliver its high-quality merchandise at affordable prices, in order to provide value for its customers. The Company believes that its integrated global product sourcing capability enables it to offer its customers prices that are typically lower than those of its competitors for merchandise of comparable quality.

  . Style and Branding -- The Company uses its proprietary brands to translate identified market trends into highly-focused leather outerwear, apparel and accessory assortments. The Company tests new designs and reorders faster-selling merchandise for its peak selling season.

   The name and reputation of Wilsons The Leather Experts assures customers they are purchasing high-quality, fashionable merchandise. Over 80% of the Company's merchandise is designed and sold under Wilsons' proprietary brands, including Adventure Bound, M. Julian, Maxima, Pelle Studio and Wilsons The Leather Experts. Wilsons promotes its brands through in-store merchandise presentations, a targeted marketing and advertising strategy and the extensive product knowledge of its sales associates. Wilsons also selectively offers other designer brands such as Nine West, Kenneth Cole, Andrew Marc, Bosca and XOXO to highlight the value of its proprietary brand and enhance its product mix.

  Wilsons identifies specific customer segments by lifestyle characteristics influenced by factors such as age, fashion awareness, purchasing behavior, income and other demographics. The Company markets to four key customer segments through its proprietary brands: (i) Adventure Bound for the rugged, outdoor, casual segment, (ii) M. Julian and Maxima for the peer- and trend-driven juniors segment, (iii) Pelle Studio for the more sophisticated, confident and fashion-aware segment and (iv) Wilsons The Leather Experts for the classic, traditional, value-conscious segment. Within each store, Wilsons displays its merchandise by lifestyle segments offering a broad variety of styles to its many customer groups. Each Wilsons store features a core merchandise assortment as well as merchandise tailored to meet local preferences based on market-specific characteristics and information from Wilsons' five million customer database.

  Wilsons has increased its emphasis on accessories including gloves, handbags, belts, wallets, briefcases, planners, computer cases and CD cases, due to their generally higher gross margins as compared to leather apparel, and has increased both the number of SKUs and the amount of floor space allocated to accessory presentation in the stores. As a result, accessories sales grew as a percentage of the Company's sales to 25.8% in 1997 from 20.5% in 1994. Over the same period, men's apparel sales decreased as a percentage of the Company's sales to 38.9% from 44.3%, and women's apparel sales remained constant in the Company's merchandise mix.

  The following table sets forth the Company's percentages of net sales by major merchandise category from 1994 to 1997.

                                                        YEARS ENDED
                                           ---------------------------------------
                                           DECEMBER 31,
                                           --------------
                                                           FEBRUARY 1, JANUARY 31,
     MERCHANDISE CATEGORY                   1994    1995      1997        1998
     --------------------                  ------  ------  ----------- -----------
     Men's Apparel........................  44.3%   42.4%      40.8%       38.9%
     Women's Apparel......................  35.2    34.4       34.8        35.3
     Accessories..........................  20.5    23.2       24.4        25.8
                                           -----   -----      -----       -----
       Total.............................. 100.0%  100.0%     100.0%      100.0%
                                           =====   =====      =====       =====

VERTICALLY INTEGRATED OPERATIONS

  The Company believes that a key competitive advantage is its ability to integrate the functions of leather design and development, sourcing, merchandising, marketing and retail sales.

 Merchandise Design and Development

  Wilsons' buyers and designers are trained to translate market trends into leather products that appeal to Wilsons' customers. The Company's proprietary merchandise is created and developed by its in-house design staff. Merchandise designs are reviewed to ensure consistency with the Company's merchandise themes and images. The designers and buyers also work closely with the Company's suppliers to identify and develop leather colors and finishes.

  In order to respond effectively to changing consumer preferences, the Company monitors emerging lifestyle and market trends affecting outerwear, apparel and accessories and utilizes information from the Company's customers regarding the retail performance of its merchandise. As a market trend is identified, the Company reviews its merchandise design decisions to ensure that key features of successful merchandise are incorporated into future designs. As part of the design process, the Company also analyzes and considers the anticipated retail prices of and profit margins for the merchandise, the availability of raw materials and the capabilities of the factories that will manufacture the merchandise.

 Product Sourcing

  The Company believes that a significant competitive advantage is its sourcing expertise. In 1997, Wilsons contracted for the manufacture of approximately 1.8 million leather garments. Management believes that its volume purchasing enables the Company to achieve economies of scale and to secure sufficient manufacturing capacity.

  The Company has developed a sourcing infrastructure that allows it to control merchandise production without owning manufacturing facilities. Company personnel located in China, India, Indonesia, Hong Kong and South Korea are primarily responsible for overseeing the production and quality control process in overseas factories and the shipping of the merchandise to the United States. Their responsibilities include inspecting leather at the tanneries, coordinating the production capacity, matching product samples to Wilsons' technical specifications and providing technical assistance and quality control through inspection in the factories.

  The Company's merchandising department works closely with its overseas personnel to coordinate order fulfillment. Between 1990 and 1997, the Company reduced its merchandise production cycle from approximately 180 days to approximately 90 days. The reduced merchandise production cycle allows the Company to control its production needs and to effectively reorder faster-selling merchandise for its peak selling season. Management believes that this strategy results in more efficient inventory management and reduced need for markdowns on merchandise at the end of the Company's peak selling season.

  Due in large part to its overseas infrastructure, the Company has developed the technology and capability to shift its product sourcing to various countries of the Far East, depending on labor availability and costs and availability of leather and other raw materials. In 1989, Wilsons sourced approximately 90% of its leather apparel from South Korean vendors. Since that time the Company has shifted production to lower cost countries. In 1997, the Company sourced 55% of its goods from China and approximately 38% and 6% of its goods from India and Indonesia, respectively.

DISTRIBUTION

  Merchandise is shipped directly from the Company's contract manufacturers to its 289,000 square foot distribution center located at the Company's headquarters in Brooklyn Park, Minnesota. The distribution center is equipped with high-speed, garment-sorting equipment and hand-held radio frequency scanners for rapid bar code scanning and enhanced merchandise control. Approximately 40% of the merchandise received in the distribution center is sent directly to the Company's stores through cross-docking, which allows for minimal handling and storage and reduced expense. Additional merchandise is stored in the distribution center to replenish merchandise, to build inventory for the Company's peak selling season and to stock key styles. The Company schedules merchandise replenishment to ensure that goods sold during a weekend are replenished to the store before the next weekend. On average, each store is shipped merchandise one to three times per week, depending on the season and sales volume in each store.

  The Company recently signed a five-year lease for a facility with 45,600 square feet that will service the distribution needs of the airports and factory outlet stores. The distribution facility is located in Maple Grove, Minnesota approximately two miles from the Company's existing distribution center.

MARKETING AND ADVERTISING

  Wilsons uses its marketing and advertising programs to highlight its proprietary brands to identified customer segments. Wilsons' advertising strategy focuses on strengthening the image of each particular brand while also promoting the Wilsons The Leather Experts name. The Company uses a combination of direct mail, newspaper, radio and television advertising to focus consumers on specific products and promote the Wilsons brands. In 1997, Wilsons spent $4.8 million on national cable, local television and advertising media. Once in the store, the Company uses merchandising configuration, graphics displays and signage to enhance the customer's shopping experience and further promote its proprietary brands.

  Wilsons uses its in-house database of information on over five million customers to identify key trends. Understanding the customer is a key element to the success of Wilsons' merchandising and marketing programs. In addition, Wilsons conducts marketing research of Wilsons and non-Wilsons leather purchasing consumers to gain additional knowledge of consumer behavior.

CUSTOMER SERVICE

  Wilsons has built its image as "The Leather Experts" by offering its customers an extensive selection of affordably priced leather merchandise and leather care products. The Company emphasizes sales associate training to ensure each sales associate's knowledge of Wilsons' merchandise and the customer segments that the various brands are designed to serve. The associates receive on-going training in the unique properties of leather, the appropriate methods of care for the various leather finishes, Wilsons' standards of customer service and selling techniques. In addition, the Company trains associates to perform minor repairs in the store for the customer free of charge.

  Wilsons regularly evaluates its customer service performance through customer comment cards, direct survey of customers who return merchandise and annual mall intercept and telephone interview surveys. Wilsons periodically holds customer focus groups. Issues relating to policy, procedure or merchandise are frequently reviewed to improve service and quality.

MANAGEMENT INFORMATION SYSTEMS

  During 1997, the Company completed implementation of new merchandising, financial and human resources information systems. Management believes the new systems have improved inventory management, providing Wilsons with the opportunity to better control its merchandise flow from overseas factories to the stores. The new systems provide broader and quicker access to information at all relevant levels of the organization, stronger analytical tools for understanding sales and operating trends and greater flexibility in anticipating future business needs. In addition, the new merchandising system has enhanced the Company's ability to customize merchandise offerings by store to serve specific customer segments.

  The Company's automated point-of-sale registers in all stores capture transactions by SKU that are transmitted electronically to the headquarters' computer, updating other systems with critical sales information to replenish stores and determine reorder quantities, to modify merchandise allocation plans tailored to regional sales patterns and to establish marketing promotions targeted to particular customer segments. To assist in the operation of each store, the Company utilizes a PC-based communication system that permits daily communications of advanced shipment notices, and electronic tracking of inventory transfers between locations. Each store uses computer-based interview systems for new hiring.

  Merchandise information systems receive information daily from the point-of-sale registers and are updated with order information from the production department on the progress and timing of orders and merchandise received in the Company's distribution center. Wilsons utilizes a merchandise planning application with strong analytical capabilities and flexibility in planning sales, inventory and gross margin. Wilsons' merchandising department utilizes an international computer network to communicate purchase order information from the Company's merchandising system to its overseas personnel, in order to provide continual information updates to allow for managing leather inventories and contract manufacturing capacity planning. Garment design and specifications are controlled through a system that distributes pattern and specification information to the Company's contract manufacturing managers and designers to ensure production consistency among the Company's contract manufacturers. Wilsons' financial control systems provide daily information on store point-of-sale transactions, inventory transfers and cash deposits and disbursements. During 1997, certain financial and human resource information systems were replaced and upgraded to operate in a client/server environment. The Company plans to upgrade its point-of-sale equipment during 1999. See "Risk Factors--Effect of Year 2000 on Information Systems" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Effect of Year 2000 on Information Systems."

PROPERTIES

  Wilsons operates 502 leased store locations and one owned store location. Substantially all of Wilsons' stores are located in regional shopping malls, airport retail locations or factory outlets. Store leases with third parties are typically seven to ten years in duration. Most of the store leases provide for an annual base rent plus a contingent rent based on the store's annual sales in excess of a specified threshold. Substantially all leases that Wilsons had entered into prior to the Management Buyout are guaranteed by an affiliate of CVS. Wilsons is obligated, pursuant to the sale agreement dated May 24, 1996 between the Company and CVS, to use commercially reasonable efforts to remove the affiliate of CVS as a guarantor.

  The Company owns its distribution center and corporate offices and the land on which they are located. The combined facility is 343,500 square feet. The Company recently signed a five-year lease with a five-year renewal option for a facility in Maple Grove, Minnesota to be used as a distribution center to service the distribution needs of the airport locations and factory outlet stores. This new facility is 45,600 square feet.

COMPETITION

  The retail leather industry is both highly competitive and fragmented. Management believes that the principal basis upon which the Company competes are selection, style, quality, price, value, store location and service. The Company competes with a broad range of other retailers including specialty retailers, department stores, mass merchandisers and discounters and other retailers of leather outerwear, apparel and accessories. Major competitors include, among others, J.C. Penney, The Limited, Eddie Bauer, The Gap, Coach, The Leather Loft and Burlington Coat Factory.

TRADEMARKS

  Wilsons conducts its business under various trade names, brand names, trademarks and service marks in the United States, including M. Julian(R), Maxima(R), Pelle Studio(R), Adventure Bound(R), Wilsons The Leather Experts(TM), Tannery West(R), Georgetown Leather Design(R), the Wallet Works(TM), Open Road(TM), Handcrafted by Wilsons The Leather Experts(TM) and Vintage by Wilsons The Leather Experts(TM) and has registered several trade names and trademarks in England.

EMPLOYEES

  Wilsons has approximately 4,000 employees. During the Company's peak selling season from October through December, Wilsons employs approximately 3,500 additional seasonal employees. Wilsons considers its relationships with its employees to be good. None of the Company's employees are governed by collective bargaining agreements.

LITIGATION

  The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management does not believe that any of these legal proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning the directors and executive officers of the Company as of August 1, 1998:

NAME                    AGE POSITION
----                    --- --------
Joel N. Waller........   58 Chairman of the Board of Directors and
                             Chief Executive Officer
David L. Rogers.......   55 President, Chief Operating Officer and Director
Douglas J. Treff......   41 Vice President, Finance, Chief Financial Officer and
                             Assistant Secretary
Carol S. Lund.........   46 Executive Vice President
John Serino...........   48 Executive Vice President, Store Sales
W. Michael Bode.......   53 Vice President, Manufacturing
John Fowler...........   42 Vice President, General Merchandise Manager
Betty Goff............   41 Vice President, Human Resources
Jed Jaffe.............   44 Vice President, Real Estate
Jeffrey W. Orton......   42 Vice President, Information Systems and
                             Strategies and Logistics
David B. Sharp........   50 Vice President, Marketing
Daniel R. Thorson.....   39 Treasurer and Director, Business Planning and
                             Analysis
Thomas R. Wildenberg..   40 Chief Accounting Officer and Controller
Lyle Berman...........   56 Director
Thomas J. Brosig......   48 Director
Morris Goldfarb.......   47 Director

  All of the above-named directors have served in that capacity since May
1996.

  Joel N. Waller has served as Chairman and Chief Executive Officer of the Company since April 1992. In 1983, CVS hired Mr. Waller as President of Wilsons, and he served in such capacity until April 1992. Prior to joining Wilsons, Mr. Waller served in several capacities at Bermans The Leather Experts, including Senior Vice President-General Merchandise Manager from 1980 to 1983, Division Merchandise Manager from 1978 to 1980 and Buyer from 1976 to 1978. He currently serves on the Board of Directors of Grand Casinos, Inc., Rainforest Cafe, Inc. and Damark International, Inc.

  David L. Rogers has served as President and Chief Operating Officer of Wilsons since April 1992. In 1988, Mr. Rogers joined Wilsons as Executive Vice President and Chief Operating Officer when Bermans The Leather Experts was acquired by Wilsons, and he served in such capacity until April 1992. Mr. Rogers served as Chief Operating Officer of Bermans from 1984 to 1989 and Chief Financial Officer of Bermans from 1980 to 1984. Mr. Rogers currently serves on the Board of Directors of Grand Casinos, Inc. and Rainforest Cafe, Inc.

  Douglas J. Treff has served as Chief Financial Officer and Assistant Secretary of Wilsons since May 1996 and as Vice President, Finance since January 1993. Mr. Treff served as Controller of Wilsons from September 1992 to January 1993 and as Director of Financial Planning and Analysis of Wilsons from May 1990 to September 1992.

  Carol S. Lund has served as Executive Vice President of the Company since December 1997. Ms. Lund served as Executive Vice President and General Merchandise Manager of Wilsons from 1994 to 1997, as Executive Vice President and General Manager for the Snyder Leather division from 1992 to 1994, as Senior Vice President and General Merchandise Manager of Wilsons from 1987 to 1992 and as Vice President and General Merchandise Manager of Wilsons from 1983 to 1987. Prior to joining Wilsons, she was Divisional Merchandise Manager for Bermans The Leather Experts from 1981 to 1983 and Buyer for Bermans from 1976 to 1981.

  John Serino has served as Executive Vice President, Store Sales of the Company since January 1998. Prior to rejoining Wilsons, Mr. Serino served as President and Chief Operating Officer of Auto Palace, ADAP Inc., an auto parts retail company, from 1995 to 1998 and as Senior Vice President and Executive Vice President, Sales of Marshalls, Inc., a department store company, from 1992 to 1995. Mr. Serino previously served with Wilsons as Senior Vice President, Stores from 1989 to 1990 and as President of the Tannery West division from 1990 to 1992.

  W. Michael Bode has served as Vice President, Manufacturing of Wilsons since 1988. Prior to joining Wilsons, Mr. Bode served as Vice President, Manufacturing since 1987, as Director of Manufacturing from 1985 to 1987, as Divisional Merchandise Manager of Outerwear from 1982 to 1985 and as Regional Director of Stores from 1981 to 1982 of Bermans The Leather Experts.

  John Fowler has served as Vice President, General Merchandise Manager of Wilsons since May 1998. Mr. Fowler served as Overseas Merchant for Wilsons from February 1993 to April 1998, as Vice President, General Merchandise Manager of Tannery West from August 1989 to January 1993, and as Divisional Merchandise Manager from October 1986 to July 1989.

  Betty Goff has served as Vice President, Human Resources of Wilsons since February 1992. Ms. Goff served as Director of Executive Recruitment and Placement of Wilsons from October 1987 to February 1992.

  Jed Jaffe has served as Vice President, Real Estate of the Company since March 1998. Mr. Jaffe served as Vice President, Store Sales of Wilsons from January 1996 to March 1998, as Vice President, Strategic Planning of Wilsons from February 1995 to December 1995, as Vice President/General Merchandise Manager of Snyder Leather from August 1993 to January 1995, as Eastern Zone Sales Vice President of Wilsons from February 1993 to August 1993, as President of Tannery West from September 1992 to January 1993 and as Director of Manufacturing of Wilsons from October 1991 to September 1992.

  Jeffrey W. Orton has served as Vice President, Information Systems and Strategies and Logistics since October 1997. Mr. Orton served as Director of Strategic Analysis of the Company from March 1997 to October 1997 and as Director of Business Process Reengineering of Wilsons from September 1993 to March 1997. Prior to joining Wilsons, Mr. Orton held various management positions from 1986 to 1993 at United States Shoe Corporation, a manufacturing and retail apparel and footwear company, most recently as Director of Footwear Retail Systems from June 1992 to September 1993.

  David B. Sharp has served as Vice President, Marketing of Wilsons since May 1995. Prior to joining Wilsons, Mr. Sharp held several positions from 1981 to 1995 at Lever Brothers Company, a consumer products company, most recently as Senior Vice President of Marketing from 1989 to 1995.

  Daniel R. Thorson has served as Treasurer of Wilsons since May 1996 and as Director of Business Planning since October 1995. Prior to joining Wilsons, Mr. Thorson held several positions from 1981 through 1995 at Northwest Airlines, Inc., an airline company, most recently as Director of Finance and Administration, Pacific Division, based in Tokyo, Japan from July 1991 to June 1995.

  Thomas R. Wildenberg has served as Controller since October 1994 and as Chief Accounting Officer of Wilsons since May 1996. Prior to joining Wilsons, Mr. Wildenberg held several positions from 1990 through 1994 at Woman's World Shops, Inc., a retail apparel company, most recently as Director of Finance/Controller from June 1992 to October 1994.

  Lyle Berman is a member of the Company's Board of Directors. Mr. Berman has served as Chairman of the Board of Grand Casinos, Inc., a gaming corporation, since October 1990. Mr. Berman also served as Chief Executive Officer of Grand Casinos, Inc. from October 1990 to March 1998. Mr. Berman has served as Chief Executive Officer and Chairman of the Board of Directors of Rainforest

Cafe, Inc., a restaurant/retail company, since February 1994. From January 1989 through September 1991, Mr. Berman served as a consultant to Wilsons. Mr. Berman served as the President and Chief Executive Officer of Bermans from 1978 until it was acquired by Wilsons in 1988. Mr. Berman is a director of G-III Apparel Group, Ltd., New Horizon Kids Quest, Inc. and Innovative Gaming Corporation of America, and he was Chairman of the Board of Innovative Gaming Corporation of America until June 1998 when he resigned from that position. Mr. Berman was an executive officer and a director of Stratosphere Corporation, an amusement and recreation company, from February 1993 to July 1997. In January 1997, Stratosphere Corporation filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

  Thomas J. Brosig is a member of the Company's Board of Directors. Mr. Brosig has served as Chief Executive Officer of Grand Casinos, Inc., a gaming company, since March 1998, and as President and a director since September 1996. Mr. Brosig also served as Executive Vice President--Investor Relations and Special Projects of Grand Casinos, Inc. from August 1994 to September 1996, as Secretary of Grand Casinos, Inc. from its inception until May 1995, as its President from May 1993 to August 1994, as its Chief Operating Officer from October 1991 until May 1993 and as its Chief Financial Officer from its inception until January 1992. Mr. Brosig is also a director of G-III Apparel Group, Ltd. and Famous Dave's of America, Inc.

  Morris Goldfarb is a member of the Company's Board of Directors. Mr. Goldfarb serves as Chief Executive Officer and Chairman of the Board of Directors of G-III Apparel Group, Ltd., a leather and non-leather apparel manufacturer and distributor, as a director of Grand Casinos, Inc., as a director of Panasia Bank and as a director of Smiles Amusement Company LLC. Mr. Goldfarb has served as an executive officer of G-III and its predecessors since its formation in 1974.

                               MANAGEMENT BUYOUT

  Wilsons was organized as a Minnesota corporation in May 1996 to acquire all of the issued and outstanding capital stock (the "Wilsons Shares") of Wilsons Center, Inc. and its subsidiaries from CVS in a management-led buyout. On May 24, 1996, CVS, Wilsons Center, Inc. and the Company, which was ultimately owned by management and an investor group, entered into the sale agreement under which the Company acquired the Wilsons Shares for $67.8 million plus a warrant exercisable for 1,350,000 shares of Common Stock, with an exercise price of $.60 per share (the "CVS Warrant"), and a second warrant issued to CVS exercisable for up to 1,080,000 shares of Common Stock, with an exercise price of $.60 per share, (the "Manager Warrant"), in the following two-step transaction. First, CVS received: (i) $2.0 million in cash, (ii) the $55.8 million CVS Note, (iii) the CVS Warrant, (iv) the Manager Warrant, (v) 4,320,000 shares of Common Stock and (vi) 7,405 shares of Series A Preferred Stock. Thereafter, Leather Investors Limited Partnership I, a Minnesota limited partnership, and Leather Investors Limited Partnership II, a Minnesota limited partnership (together with Leather Investors Limited Partnership I, the "Limited Partnerships"), respectively purchased from CVS the 4,320,000 shares of Common Stock and the 7,405 shares of Series A Preferred Stock for an aggregate consideration of $10.0 million in cash.

  On May 27, 1997, the 7,405 shares of Series A Preferred Stock were exchanged for 617,083 shares of the Company's Common Stock. Upon completion of the Company's Initial Public Offering on June 2, 1997, the Limited Partnerships automatically dissolved, and the shares of Common Stock held by them were distributed to their partners based on their respective interests in the Limited Partnerships. In addition, pursuant to the Company's Amended Articles of Incorporation, all shares of Common Stock, regardless of class, were automatically converted into an equal number of shares of Common Stock of a single class without designation.

  As part of the Management Buyout, management purchased 1,080,000 shares of Restricted Stock pursuant to the restricted stock agreement between certain managers of the Company (the "Managers") and the Company. As of February 1, 1997, 198,018 shares of such Restricted Stock had vested and, for the period ended February 1, 1997, the Company recorded a $1.5 million noncash compensation charge related to such shares. The remaining 881,982 shares of Restricted Stock vested on August 18, 1997 upon repayment of the CVS Note, and the Manager Warrant lapsed at the same time. The Company recorded an additional noncash compensation charge of $8.5 million related to such shares which equaled the difference between the fair market value of the Restricted Stock on the date the shares vested, which was $10.25 per share, and the original price of the Restricted Stock, which was $.60 per share; however, such charge did not impact the Company's total shareholders' equity or cash balances. Each Manager was responsible for any taxes and other sums required by law to be withheld by the Company in connection with the Restricted Stock.

  On March 27, 1998, the Company repurchased the CVS Warrant for $10.0 million in cash and cancelled it. The purchase price of the CVS Warrant equaled $7.40 for each of the 1,350,000 shares of the Company's Common Stock subject to the CVS Warrant ($8.00 per share minus a $.60 per share exercise price).

  The Management Buyout was accounted for under the purchase method of accounting. The carrying value of the net assets acquired exceeded the purchase price by $52.5 million. As a result, the book value of property and equipment in the Company's consolidated financial statements was reduced from $64.6 million to $12.1 million at May 26, 1996, and initially will result in lower depreciation charges than would have been experienced by the Predecessor Companies.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of August 1, 1998 by (i) each person known by the Company to be the beneficial owner of 5% or more of the Company's outstanding shares of Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer and the four other most highly compensated executive officers of the Company, and (iv) all directors and executive officers as a group. Except as otherwise indicated in the footnotes to this table, each person named in this table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such person.

                                        AMOUNT AND NATURE OF    PERCENTAGE OF
NAME AND ADDRESS OF BENEFICIAL OWNER    BENEFICIAL OWNERSHIP  OUTSTANDING SHARES
------------------------------------    --------------------  ------------------
Neil I. Sell, as sole trustee of four
 irrevocable trusts for the benefit of
 Lyle Berman's children, and of two
 irrevocable trusts for the benefit of
 David Rogers' children and on behalf
 of himself...........................      2,208,415.8(/1/)         20.4%
  3300 Norwest Center
  90 South Seventh Street
  Minneapolis, MN 55402
Morris Goldfarb.......................      2,147,630.0(/2/)         19.8
  G-III Apparel Group, Ltd.
  512 Seventh Avenue
  New York, NY 10018
Joel N. Waller........................      1,111,285.3(/3/)         10.3
  7401 Boone Avenue North
  Brooklyn Park, MN 55428
David L. Rogers.......................        955,774.5               8.8
  7401 Boone Avenue North
  Brooklyn Park, MN 55428
Lyle Berman...........................        311,630.0               2.9
Thomas J. Brosig......................          7,200.0(/4/)            *
Carol S. Lund.........................        149,833.8               1.4
David B. Sharp........................        141,509.7               1.3
Jed Jaffe.............................        124,861.5               1.2
All executive officers and directors
 as a group (16 persons)..............      5,330,633.4              49.2

--------
*  Represents less than 1%.
(1) Includes 1,836,000 shares of Common Stock held in four irrevocable trusts for the benefit of Lyle Berman's children and 125,560.8 shares of Common Stock held in two irrevocable trusts for the benefit of David Rogers' children. Mr. Sell has disclaimed beneficial ownership of such shares.
(2) Includes 172,800 shares of Common Stock owned by the Goldfarb Family Partners L.L.C. of which Mr. Goldfarb is the manager.
(3) Includes 100,000 shares of Common Stock owned by the Waller Family Limited Partnership of which Mr. Waller is a general partner; 3,000 shares of Common Stock owned by Mr. Waller's spouse and Mr. Waller's mother jointly; and 1,000 shares of Common Stock owned by Mr. Waller's spouse.
(4) Represents options which are currently exercisable to purchase 7,200 shares of Common Stock.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, the underwriters named below (the "Underwriters") have severally, and not jointly, agreed, through Ladenburg Thalmann & Co. Inc., McDonald & Company Securities, Inc. and John G. Kinnard and Company Incorporated, the representatives of the Underwriters (the "Representatives"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the aggregate number of shares of Common Stock set forth opposite their respective names:

UNDERWRITER                                                     NUMBER OF SHARES
-----------                                                     ----------------
Ladenburg Thalmann & Co. Inc...................................
McDonald & Company Securities, Inc.............................
John G. Kinnard and Company Incorporated.......................
                                                                   ---------
  Total........................................................    2,000,000
                                                                   =========

  The Underwriters are committed to take and to pay for all of the shares of Common Stock offered hereby (other than the shares covered by the over-allotment option described below), if any are purchased.

  The Underwriters have advised the Company that they propose to offer all or part of the Common Stock offered directly to the public initially at the price to the public set forth on the cover page of this Prospectus, that they may offer shares to certain dealers at a price that represents a concession of not
more than $   per share, and that the Underwriters may allow, and such dealers
may reallow, a concession of not more than $   per share to certain other
dealers. After the Offering, the price to the public and the concessions may be changed from time to time by the Representatives.

  The Selling Shareholders have granted to the Underwriters an option to purchase up to an aggregate of 300,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus, less underwriting discounts and commissions, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase the number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

  The Company and the Selling Shareholders, if any, have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Act"), or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company, each director and executive officer of the Company and certain shareholders, including the Selling Shareholders, if any, have agreed with the Underwriters not to (other than in connection with the Offering or in connection with certain transfers to entities organized for the exclusive benefit of family members of such persons), directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Stock of the Company or issue any securities convertible into or exercisable or exchangeable (except pursuant to the terms of the Option Plans) for Common Stock, or enter into any swap or the agreement to do any of the foregoing for 150 days after the date of this Prospectus without the written consent of Ladenburg Thalmann & Co. Inc. (the "Lock-Up Agreement"). These "lock-up" restrictions will not apply to the estate of any person described above in the event such person dies during the "lock-up" period, will not prohibit gifts to donees who agree in writing to be bound by the same restrictions or that are qualified organizations under
Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, and will not prohibit any person from exercising options (but would prohibit the sale during the "lock-up" period of shares of Common Stock purchased upon the exercise of such options).

  In connection with the Offering, the Representatives and certain Underwriters and selling group members, if any, and their respective affiliates may, in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"), engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and other transactions that stabilize, maintain or otherwise affect the market price for the Common Stock. Over-allotment involved syndicate sales in excess of the offering size, which creates a syndicate short position, in which case the Underwriters may engage in a syndicate covering transaction or may exercise the Underwriters' over-allotment option described above. Syndicate covering transactions involve the purchase of Common Stock in the open market following completion of the Offering to cover all or a portion of a syndicate short position. Penalty bids permit the Representatives, on behalf of the Underwriters, to reclaim a selling concession from a syndicate member when Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified minimum. Any of the transactions described in this paragraph may cause the price of Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  Shares of Common Stock offered by the Selling Shareholders hereby are already listed on the Nasdaq National Market, and application has been made to the Nasdaq National Market to so list the shares of Common Stock offered by the Company hereby.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby and certain other legal matters have been passed upon for the Company by Faegre & Benson LLP, Minneapolis, Minnesota. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Swidler Berlin Shereff Friedman, LLP, New York, New York.

  Members of the Faegre & Benson firm and members of their families own an aggregate of less than 1.0% of the outstanding shares of the Company's Common Stock.

                                    EXPERTS

  The consolidated financial statements of the Company as of February 1, 1997 and January 31, 1998, for the period from inception (May 26, 1996) to February 1, 1997 and for the year ended January 31, 1998 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its report with respect thereto, and are included in this Prospectus in reliance upon the authority of the firm as experts in giving its report.

  The consolidated statements of operations, shareholder's equity and cash flows of the Predecessor Companies for the year ended December 31, 1995 and for the five-month period ended May 25, 1996 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the following regional offices: Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy statements and other information filed by the Company at (http://www.sec.gov). The Company's Common Stock is traded on the Nasdaq National Market. The foregoing materials also should be available for inspection at the National Association of Securities Dealers, Inc., 1735 K Street, N.W. Washington, D.C. 20006.

  The Company has also filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates, or on the Commission's Web site at (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, filed by the Company with the Commission under the Exchange Act, are incorporated in this Prospectus by reference:

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998 (which incorporates by reference certain portions of the Company's definitive notice and proxy statement for the Company's 1998 Annual Meeting of Shareholders).

    (b) The Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 1998.

    (c) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on April 21, 1997.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering of the shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral requests of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Mr. Douglas J. Treff, Assistant Secretary, Wilsons The Leather Experts Inc., 7401 Boone Avenue North, Brooklyn Park, Minnesota 55428. Telephone requests may be directed to Mr. Treff at (612) 391-4000.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants................................... F-2
Independent Auditors' Report............................................... F-3
  Consolidated Balance Sheets.............................................. F-4
  Consolidated Statements of Operations.................................... F-5
  Consolidated Statements of Shareholders' Equity.......................... F-6
  Consolidated Statements of Cash Flows.................................... F-7
  Notes to Consolidated Financial Statements............................... F-8

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Wilsons The Leather Experts Inc.:

  We have audited the accompanying consolidated balance sheets of Wilsons The Leather Experts Inc. (a Minnesota corporation) and Subsidiaries as of February 1, 1997 and January 31, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the period from inception (May 26, 1996) to February 1, 1997 and for the year ended January 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wilsons The Leather Experts Inc. and Subsidiaries as of February 1, 1997 and January 31, 1998, and the results of their operations and their cash flows for the period from inception (May 26, 1996) to February 1, 1997 and for the year ended January 31, 1998, in conformity with generally accepted accounting principles.

                                       Arthur Andersen LLP

Minneapolis, Minnesota
March 3, 1998

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder
Wilsons Center, Inc.:

  We have audited the accompanying consolidated statements of operations, shareholder's equity, and cash flows of Wilsons Center, Inc. d.b.a. Wilsons The Leather Experts (a subsidiary of Melville Corporation) and Subsidiaries for the year ended December 31, 1995 and for the five-month period ended May 25, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As discussed in Note 12 to the consolidated financial statements, Wilsons Center, Inc. d.b.a. Wilsons The Leather Experts has been dependent on Melville Corporation for a significant portion of its working capital financing. Subsequent to the close of business on May 25, 1996, Melville Corporation sold Wilsons Center, Inc. to Wilsons The Leather Experts Inc., a newly formed company owned by members of management of Wilsons Center, Inc. d.b.a. Wilsons The Leather Experts and other investors.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Wilsons Center, Inc. d.b.a. Wilsons The Leather Experts and Subsidiaries for the year ended December 31, 1995 and for the five-month period ended May 25, 1996, in conformity with generally accepted accounting principles.

  As discussed in Note 3 to the consolidated financial statements, Wilsons Center, Inc. d.b.a. Wilsons The Leather Experts adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, effective October 1, 1995.

                                       KPMG Peat Marwick LLP

Minneapolis, Minnesota
July 19, 1996

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                             FEBRUARY 1, JANUARY 31,  AUGUST 1,
                                                1997        1998        1998
                                             ----------- ----------- -----------
                                                                     (UNAUDITED)
                  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................   $ 81,553    $112,975    $ 42,287
  Accounts receivable, net.................      4,851       7,010       8,982
  Inventories..............................     64,919      77,911     101,495
  Prepaid expenses.........................      1,246         835       1,567
                                              --------    --------    --------
    Total current assets...................    152,569     198,731     154,331
PROPERTY AND EQUIPMENT, net................     17,091      25,182      31,501
OTHER ASSETS, net..........................      1,555       3,759       4,168
DEFERRED INCOME TAXES......................      1,173         --          --
                                              --------    --------    --------
                                              $172,388    $227,672    $190,000
                                              ========    ========    ========
   LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.........................   $ 10,666    $ 11,598    $ 13,001
  Accrued expenses.........................     34,517      39,740      29,399
  Income taxes payable.....................     20,345      22,418       1,287
  Deferred income taxes....................      3,243       4,770       5,462
                                              --------    --------    --------
    Total current liabilities..............     68,771      78,526      49,149
LONG-TERM DEBT.............................     55,811      75,000      75,000
OTHER LONG-TERM LIABILITIES................      4,341       1,494       2,318
                                              --------    --------    --------
COMMITMENTS AND CONTINGENCIES (NOTES 10 AND
 13)
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value;
   10,000,000 shares authorized, 7,405
   ($1,000 stated value) shares
   issued and outstanding on February 1,
   1997....................................      7,405         --          --
  Common stock, $.01 par value; 100,000,000
   shares authorized, 7,650,000, 9,532,083,
   and 10,825,017 shares issued and
   outstanding on February 1, 1997, January
   31, 1998, and August 1, 1998,
   respectively............................         77          95         108
  Additional paid-in capital...............     12,501      37,850      55,135
  Retained earnings........................     23,511      34,744       8,339
  Cumulative translation adjustment........        (29)        (37)        (49)
                                              --------    --------    --------
    Total shareholders' equity.............     43,465      72,652      63,533
                                              --------    --------    --------
                                              $172,388    $227,672    $190,000
                                              ========    ========    ========

   The accompanying notes are an integral part of these consolidated balance sheets.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     PREDECESSOR COMPANIES                                  COMPANY
                         ---------------------------------------------- -----------------------------------------------
                                       FIVE MONTHS ENDED                                           SIX MONTHS ENDED
                                      --------------------                                      -----------------------
                                                                        PERIOD FROM
                                                               EIGHT     INCEPTION
                             YEAR                             MONTHS     (MAY 26,
                            ENDED                              ENDED     1996) TO   YEAR ENDED
                         DECEMBER 31,   MAY 27,   MAY 25,   JANUARY 27, FEBRUARY 1, JANUARY 31,  AUGUST 2,   AUGUST 1,
                             1995        1995       1996       1996        1997        1998        1997        1998
                         ------------ ----------- --------  ----------- ----------- ----------- ----------- -----------
                                      (UNAUDITED)           (UNAUDITED)                         (UNAUDITED) (UNAUDITED)
NET SALES...............  $ 462,394    $124,700   $109,640   $ 367,639   $345,121    $418,140    $ 93,422    $113,735
COSTS AND EXPENSES:
 Cost of goods sold,
  buying and occupancy
  costs.................    316,946      99,849     86,213     238,558    222,131     282,369      84,222      92,745
 Selling, general and
  administrative
  expenses..............    114,923      45,918     34,868      76,442     75,806     100,691      36,491      42,852
 Depreciation and
  amortization..........     21,393       9,002      4,722      13,294        994       2,277         942       1,722
 Restricted stock
  compensation
  expense...............         --          --         --          --      1,485       8,511         900          --
 Restructuring and
  asset impairment
  charges...............    182,184          --         --     182,184         --          --          --          --
                          ---------    --------   --------   ---------   --------    --------    --------    --------
   Income (loss) from
    operations..........   (173,052)    (30,069)   (16,163)   (142,839)    44,705      24,292     (29,133)    (23,584)
 Interest expense,
  net...................     10,463       3,396      1,581       7,400      5,271       6,434       1,919       2,972
                          ---------    --------   --------   ---------   --------    --------    --------    --------
   Income (loss) before
    income taxes........   (183,515)    (33,465)   (17,744)   (150,239)    39,434      17,858     (31,052)    (26,556)
 Income tax provision
  (benefit).............    (10,100)     (5,461)    (6,603)     (4,681)    15,528      10,783     (11,208)    (10,141)
                          ---------    --------   --------   ---------   --------    --------    --------    --------
   Income (loss) before
    extraordinary gain..   (173,415)    (28,004)   (11,141)   (145,558)    23,906       7,075     (19,844)    (16,415)
 Extraordinary gain on
  early extinguishment
  of debt, net of tax
  of $2,509.............         --          --         --          --         --       3,763          --          --
                          ---------    --------   --------   ---------   --------    --------    --------    --------
   Net income (loss)....  $(173,415)   $(28,004)  $(11,141)  $(145,558)  $ 23,906    $ 10,838    $(19,844)   $(16,415)
                          =========    ========   ========   =========   ========    ========    ========    ========
BASIC NET INCOME (LOSS)
 PER COMMON SHARE:
 Income (loss) before
  extraordinary item....                                                 $   3.12    $   0.80    $  (2.39)   $  (1.66)
 Extraordinary gain on
  early extinguishment
  of debt, net of tax...                                                       --        0.42          --          --
                                                                         --------    --------    --------    --------
Basic net income (loss)
 per common share.......                                                 $   3.12    $   1.22    $  (2.39)   $  (1.66)
                                                                         ========    ========    ========    ========
Weighted average common
 shares outstanding.....                                                    7,650       8,910       8,289       9,886
                                                                         ========    ========    ========    ========
DILUTED NET INCOME
 (LOSS) PER COMMON
 SHARE:
 Income (loss) before
  extraordinary item....                                                 $   2.67    $   0.68    $  (2.39)   $  (1.66)
 Extraordinary gain on
  early extinguishment
  of debt, net of tax...                                                       --        0.36          --          --
                                                                         --------    --------    --------    --------
Diluted net income
 (loss) per common
 share..................                                                 $   2.67    $   1.04    $  (2.39)   $  (1.66)
                                                                         ========    ========    ========    ========
Weighted average common
 shares outstanding--
 assuming dilution......                                                    8,970      10,398       8,289       9,886
                                                                         ========    ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                             COMPANY
                          --------------------------------------------------------------------------------
                            PREFERRED
                              STOCK         COMMON STOCK    ADDITIONAL           CUMULATIVE      TOTAL
                          --------------  -----------------  PAID-IN   RETAINED  TRANSLATION SHAREHOLDERS'
                          SHARES  AMOUNT    SHARES   AMOUNT  CAPITAL   EARNINGS  ADJUSTMENT     EQUITY
                          ------  ------  ---------- ------ ---------- --------  ----------- -------------
INITIAL CAPITALIZATION..   7,405  $7,405   7,650,000  $ 77   $11,016   $    --    $      --     $18,498
 Net income.............      --      --          --    --        --    23,906           --      23,906
 Restricted stock
  vested................      --      --          --    --     1,485        --           --       1,485
 Accrued preferred stock
  dividends.............      --      --          --    --        --      (395)          --        (395)
 Currency translation
  adjustment............      --      --          --    --        --        --          (29)        (29)
                          ------  ------  ----------  ----   -------   -------    ---------     -------
BALANCE, February 1,
 1997...................   7,405   7,405   7,650,000    77    12,501    23,511          (29)     43,465
 Net income.............      --      --          --    --        --    10,838           --      10,838
 Series A Preferred
  exchange..............  (7,405) (7,405)    617,083     6     7,399        --           --          --
 Initial public
  offering..............      --      --   1,265,000    12     9,439        --           --       9,451
 Restricted stock
  vested................      --      --          --    --     8,511        --           --       8,511
 Accrued preferred stock
  dividends cancelled...      --      --          --    --        --       395           --         395
 Currency translation
  adjustment............      --      --          --    --        --        --           (8)         (8)
                          ------  ------  ----------  ----   -------   -------    ---------     -------
BALANCE, January 31,
 1998...................      --      --   9,532,083    95    37,850    34,744          (37)     72,652
 Net loss (Unaudited)...      --      --          --    --        --   (16,415)          --     (16,415)
 Cancellation of the CVS
  Warrant (Unaudited)...      --      --          --    --        --    (9,990)          --      (9,990)
 Stock options exercised
  (Unaudited)...........      --      --      30,034    --       266        --           --         266
 Exercise of redeemable
  warrants (Unaudited)..      --      --   1,262,900    13    17,019        --           --      17,032
 Currency translation
  adjustment
  (Unaudited)...........      --      --          --    --        --        --          (12)        (12)
                          ------  ------  ----------  ----   -------   -------    ---------     -------
BALANCE, August 1, 1998
 (Unaudited)............      --  $   --  10,825,017  $108   $55,135   $ 8,339    $     (49)    $63,533
                          ======  ======  ==========  ====   =======   =======    =========     =======

                                             PREDECESSOR COMPANIES
                          -------------------------------------------------------------
                          COMMON STOCK  ADDITIONAL RETAINED   CUMULATIVE      TOTAL
                          -------------  PAID-IN   EARNINGS   TRANSLATION SHAREHOLDER'S
                          SHARES AMOUNT  CAPITAL   (DEFICIT)  ADJUSTMENT     EQUITY
                          ------ ------ ---------- ---------  ----------- -------------
BALANCE, December 31,
 1994...................   100    $146   $135,452  $  65,397   $      --    $ 200,995
 Net loss...............    --      --         --   (173,415)         --     (173,415)
 Currency translation
  adjustment............    --      --         --         --          10           10
                           ---    ----   --------  ---------   ---------    ---------
BALANCE, December 31,
 1995...................   100     146    135,452   (108,018)         10       27,590
 Net loss...............    --      --         --    (11,141)         --      (11,141)
 Capital contributed by
  CVS...................    --      --    124,000         --          --      124,000
 Currency translation
  adjustment............    --      --         --         --          12           12
 Other..................    --      --       (141)       139         (10)         (12)
                           ---    ----   --------  ---------   ---------    ---------
BALANCE, May 25, 1996...   100    $146   $259,311  $(119,020)  $      12    $ 140,449
                           ===    ====   ========  =========   =========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              PREDECESSOR COMPANIES
                                                    -------------------------------------------
                                                                FIVE MONTHS ENDED
                                                               --------------------
                                                                                                 PERIOD FROM
                                                                                       EIGHT      INCEPTION
                                                      YEAR                             MONTHS     (MAY 26,
                                                      ENDED                            ENDED      1996) TO
                                                    DEC. 31,     MAY 27,   MAY 25,    JAN. 27,     FEB. 1,
                                                      1995        1995       1996       1996        1997
                                                    ---------  ----------- --------  ----------  -----------
                                                               (UNAUDITED)           (UNAUDITED)
OPERATING ACTIVITIES:
 Net income (loss)............                      $(173,415)  $(28,004)  $(11,141) $(145,558)   $ 23,906
 Adjustments to reconcile net
  income (loss) to net cash
  provided by (used in)
  operating activities--
  Extraordinary gain on early
   extinguishment of debt.....                             --         --         --         --          --
  Restructuring and asset
   impairment charges.........                        182,184         --         --    182,184          --
  Restructuring charges paid..                           (338)        --     (5,958)    (1,412)         --
  Depreciation and
   amortization...............                         21,393      9,002      4,722     13,294         994
  Amortization of deferred
   financing costs............                             --         --         --         --         444
  Restricted stock
   compensation charge........                             --         --         --         --       1,485
  Loss on disposal of assets..                          4,498      3,616        113        882          --
  Deferred income taxes.......                        (11,233)        --      5,116    (11,233)     (4,928)
  Changes in operating assets
   and liabilities, net of
   assets and liabilities
   acquired:
   Accounts receivable, net...                             74      4,120      3,395       (430)       (941)
   Inventories................                         27,696     27,070     19,344      5,559     (11,779)
   Prepaid expenses...........                            669      5,309      5,253        232      (4,740)
   Other noncurrent assets....                           (196)        12        145        508          --
   Accounts payable and
    accrued expenses..........                         (3,167)   (26,444)   (25,035)     7,809       9,074
   Income taxes payable and
    other liabilities.........                          4,941     (6,204)   (11,926)    11,197      20,684
                                                    ---------   --------   --------  ---------    --------
   Net cash provided by (used
    in) operating activities..                         53,106    (11,523)   (15,972)    63,032      34,199
                                                    ---------   --------   --------  ---------    --------
INVESTING ACTIVITIES:
 Additions to property,
  equipment and other
  noncurrent assets...........                        (10,117)    (2,852)    (3,566)    (7,473)     (5,915)
 Acquisitions, net of cash
  acquired....................                             --         --         --         --      37,072
                                                    ---------   --------   --------  ---------    --------
   Net cash provided by (used
    in) investing activities..                        (10,117)    (2,852)    (3,566)    (7,473)     31,157
                                                    ---------   --------   --------  ---------    --------
FINANCING ACTIVITIES:
 Change in due to/from CVS....                        (45,474)     9,923   (107,442)   (57,826)         --
 Capital contributed by CVS...                             --         --    124,000         --          --
 Change in book overdrafts....                           (554)   (10,581)    (8,024)     7,245       4,197
 Proceeds from sale of common
  and preferred stock and
  exercise of redeemable
  warrants....................                             --         --         --         --      12,000
 Proceeds from issuance of
  long-term debt..............                             --         --         --         --          --
 Repurchase of CVS Warrant....                             --         --         --         --          --
 Repayment of long-term
  debt........................                             --         --         --         --          --
                                                    ---------   --------   --------  ---------    --------
   Net cash provided by (used
    in) financing activities..                        (46,028)      (658)     8,534    (50,581)     16,197
                                                    ---------   --------   --------  ---------    --------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS....                         (3,039)   (15,033)   (11,004)     4,978      81,553
CASH AND CASH EQUIVALENTS,
 beginning of period..........                         17,325     17,325     14,286      2,292          --
                                                    ---------   --------   --------  ---------    --------
CASH AND CASH EQUIVALENTS, end
 of period....................                      $  14,286   $  2,292   $  3,282  $   7,270    $ 81,553
                                                    =========   ========   ========  =========    ========
SUPPLEMENTAL CASH FLOW
 INFORMATION:
 Cash paid during the period
  for--
   Interest...................                      $  10,650   $  3,853   $  2,035  $   7,727    $  1,678
                                                    =========   ========   ========  =========    ========
   Income taxes...............                      $   1,735   $    828   $    208  $     962    $  1,008
                                                    =========   ========   ========  =========    ========
 Noncash investing and
  financing activities--
   Liabilities assumed for
    acquisition of business...                                                                    $ 46,627
                                                                                                  ========
   Issuance of long-term
    debt......................                                                                    $ 55,811
                                                                                                  ========
   Accrued preferred stock
    dividends.................                                                                    $    395
--------------------------------------------------
                                                                                                  ========
                                                         COMPANY
                                                    ---------------------------------
                                                                SIX MONTHS ENDED
                                                              -----------------------
                                                      YEAR
                                                     ENDED
                                                    JAN. 31,   AUG. 2,     AUG. 1,
                                                      1998       1997        1998
                                                    --------- ----------- -----------
                                                              (UNAUDITED) (UNAUDITED)
OPERATING ACTIVITIES:
 Net income (loss)............                      $ 10,838   $(19,844)   $(16,415)
 Adjustments to reconcile net
  income (loss) to net cash
  provided by (used in)
  operating activities--
  Extraordinary gain on early
   extinguishment of debt.....                        (3,763)        --          --
  Restructuring and asset
   impairment charges.........                            --         --          --
  Restructuring charges paid..                            --         --          --
  Depreciation and
   amortization...............                         2,277        942       1,722
  Amortization of deferred
   financing costs............                           870        333         569
  Restricted stock
   compensation charge........                         8,511        900          --
  Loss on disposal of assets..                           106         --         168
  Deferred income taxes.......                         3,081      1,688       1,238
  Changes in operating assets
   and liabilities, net of
   assets and liabilities
   acquired:
   Accounts receivable, net...                        (2,159)    (2,640)     (1,972)
   Inventories................                       (12,992)   (22,258)    (20,484)
   Prepaid expenses...........                           267        612        (884)
   Other noncurrent assets....                            --         --          --
   Accounts payable and
    accrued expenses..........                         7,224     (4,197)     (8,838)
   Income taxes payable and
    other liabilities.........                         1,836    (17,015)    (20,722)
                                                    --------- ----------- -----------
   Net cash provided by (used
    in) operating activities..                        16,096    (61,479)    (65,618)
                                                    --------- ----------- -----------
INVESTING ACTIVITIES:
 Additions to property,
  equipment and other
  noncurrent assets...........                       (10,519)    (2,562)     (7,215)
 Acquisitions, net of cash
  acquired....................                            --         --      (5,128)
                                                    --------- ----------- -----------
   Net cash provided by (used
    in) investing activities..                       (10,519)    (2,562)    (12,343)
                                                    --------- ----------- -----------
FINANCING ACTIVITIES:
 Change in due to/from CVS....                            --         --          --
 Capital contributed by CVS...                            --         --          --
 Change in book overdrafts....                          (540)    (2,873)         97
 Proceeds from sale of common
  and preferred stock and
  exercise of redeemable
  warrants....................                         9,452      9,452      17,166
 Proceeds from issuance of
  long-term debt..............                        71,972         --          --
 Repurchase of CVS Warrant....                            --         --      (9,990)
 Repayment of long-term
  debt........................                       (55,039)        --          --
                                                    --------- ----------- -----------
   Net cash provided by (used
    in) financing activities..                        25,845      6,579       7,273
                                                    --------- ----------- -----------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS....                        31,422    (57,462)    (70,688)
CASH AND CASH EQUIVALENTS,
 beginning of period..........                        81,553     81,553     112,975
                                                    --------- ----------- -----------
CASH AND CASH EQUIVALENTS, end
 of period....................                      $112,975   $ 24,091    $ 42,287
                                                    ========= =========== ===========
SUPPLEMENTAL CASH FLOW
 INFORMATION:
 Cash paid during the period
  for--
   Interest...................                      $  8,032   $    388    $  4,596
                                                    ========= =========== ===========
   Income taxes...............                      $  8,400   $  7,420    $  9,999
                                                    ========= =========== ===========
 Noncash investing and
  financing activities--
   Liabilities assumed for
    acquisition of business...                      $     --   $     --    $     --
                                                    ========= =========== ===========
   Issuance of long-term
    debt......................                      $     --   $     --    $     --
                                                    ========= =========== ===========
   Accrued preferred stock
    dividends.................                      $   (395)  $   (395)   $     --
--------------------------------------------------
                                                    ========= =========== ===========

  The accompanying notes are an integral part of these consolidated financial statements.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

1. NATURE OF ORGANIZATION AND THE MANAGEMENT BUYOUT:

  Wilsons The Leather Experts Inc. (Wilsons), a Minnesota corporation, was formed to acquire 100% of the common stock of Wilsons Center, Inc. and its subsidiaries (the Predecessor Companies prior to the Management Buyout) in a management-led buyout (the Management Buyout) from CVS New York, Inc. (CVS) (formerly Melville Corporation, the parent company to the Predecessor Companies), a New York corporation. Wilsons and Wilsons Center, Inc. are collectively referred to as the Company. In May 1996, pursuant to a sale agreement dated May 24, 1996, between Wilsons and CVS, Wilsons acquired the common stock for (i) $2.0 million, (ii) a 10.0% senior secured subordinated note due December 31, 2000 in the principal amount of $55.8 million, (iii) a warrant to purchase 1,350,000 shares of Wilsons' Common Stock, (iv) a warrant to purchase 1,080,000 shares of Wilsons' Common Stock (reduced by terms of the Restricted Stock Agreement--see Note 9), (v) 4,320,000 shares of Wilsons' Common Stock, and (vi) 7,405 shares of preferred stock (Series A Preferred). As part of the Management Buyout, the Leather Investors Limited Partnerships I and II (LILP) in turn purchased from CVS the 4,320,000 shares of Common Stock and the 7,405 shares of Series A Preferred for $10.0 million in cash.

  On May 27, 1997, the 7,405 shares of Series A Preferred were exchanged for 617,083 shares of Wilsons' Common Stock. On August 18, 1997, the warrant for 1,080,000 shares of Common Stock was cancelled with the vesting of the remaining Restricted Stock (see Note 9).

  The Management Buyout was accounted for using the purchase method. The basis of CVS's 15.0% equity interest in the Predecessor Companies was carried over to its equity interest in the Company in accordance with Emerging Issues Task Force discussion 88-16. Accordingly, the purchase price of $67.8 million and CVS's carryover basis has been allocated to the assets acquired and liabilities assumed based on their estimated fair values. This resulted in the carrying value of the net assets acquired exceeding the new basis by approximately $52.5 million, which was applied to reduce the amounts assigned to property and equipment.

  The Company is the leading specialty retailer of men's and women's leather outerwear, apparel and accessories in the United States. The Company operates 503 retail stores located in 44 states, Canada and England, including 438 mall-based stores, 25 airport locations and 40 factory outlet stores. The Company also operates holiday stores, numbering 197 in 1997, to better capitalize on its peak selling season.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Basis of Presentation

  Consolidated financial statements and footnote disclosures prior to May 26, 1996 relate to the Predecessor Companies before the Management Buyout and are not comparable to the periods presented subsequent to the acquisition date due to the effects of certain purchase accounting adjustments and the acquisition financing. The accompanying consolidated financial statements include those of the Company and all of its subsidiaries. All intercompany balances and transactions between the entities have been eliminated in consolidation.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)


 Year-End

  Wilsons' fiscal year ends on the Saturday closest to January 31. The Predecessor Companies' year-end was December 31.

 Interim Financial Statements

  The unaudited consolidated financial information for the five-month period ended May 27, 1995, the eight-month period ended January 27, 1996, the six months ended August 2, 1997, and the six months ended August 1, 1998, has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the financial information set forth therein. The Company's business is seasonal and, accordingly, interim results are not indicative of full-year results.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Matters of significance in which management relies on these estimates relate primarily to the realizability of assets, such as accounts receivable and inventory, and the adequacy of certain accrued liabilities. Actual results could differ from those estimates.

 Sources of Supply

  The Company imports most of its products from independent foreign contract manufacturers located primarily in the Far East. The Company purchases such foreign sourced inventory in U.S. dollars. In 1997, the Company sourced more than 55% of its leather apparel and accessories from contract manufacturers located in The People's Republic of China, which currently has Most Favored Nation (MFN) trading status with the United States. Loss of MFN status by China or by any other country from which the Company sources goods could result in significantly higher leather purchase and production costs for the Company and, as a result, could negatively impact profitability, sale prices or demand for leather merchandise. Other risks inherent in foreign sourcing include economic and political instability, transportation delays and interruptions, restrictive actions by foreign governments, the laws and policies of the United States affecting the importation of goods, including duties, quotas and taxes, trade and foreign tax laws, fluctuations in currency exchange rates, and the possibility of boycotts or other actions prompted by foreign labor practices or conditions beyond the Company's control. In addition, many of the Company's domestic vendors also import a substantial portion of their merchandise from abroad.

 Cash and Cash Equivalents

  Cash equivalents consist principally of short-term investments with original maturities of three months or less and are recorded at cost, which approximates fair value. The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdrafts have been reclassified to current asset or current liability accounts. The short-term investments consist primarily

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

of commercial paper and money market funds. Interest income of $0.7 million, $2.6 million, $1.7 million and $2.2 million for the period from inception (May 26, 1996) to February 1, 1997, for the year ended January 31, 1998 and the six months ended August 2, 1997 and August 1, 1998, respectively, are included in interest expense, net. The Predecessor Companies did not have any short-term investments.

 Fair Values of Financial Instruments

  The carrying value of the Company's current financial assets and liabilities, because of their short-term nature, approximates fair value. The carrying value of the Company's long-term debt issued in August 1997 approximated fair value as of January 31, 1998.

 Inventories

  Inventories, principally finished goods, consist of merchandise purchased from domestic and foreign vendors and are carried at the lower of cost or market value, determined by the retail inventory method on the last-in, first-out (LIFO) basis. The cumulative LIFO provision was $0, $0 and $0.6 million at February 1, 1997, January 31, 1998 and August 1, 1998, respectively.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization of property, equipment and leasehold improvements is computed on a straight-line basis, generally over the estimated useful lives of the assets ranging from five to forty years. Property and equipment retired or disposed of are removed from cost and related accumulated depreciation accounts. Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making the necessary adjustment to the asset and accumulated depreciation accounts for the items renewed or replaced. When changes in circumstances warrant measurement, impairment losses for store fixed assets are calculated by the Company by comparing projected cash flows over the lease terms to the asset carrying values.

 Debt Issuance Costs

  Debt issuance costs are amortized over the terms of the related financing using the interest method and are included in other assets in the accompanying consolidated balance sheets.

 Goodwill

  The excess of acquisition cost over the fair value of net assets acquired was being amortized on a straight-line basis over periods not exceeding 40 years. In connection with CVS's decision to sell the Predecessor Companies, all remaining goodwill was written off in the fourth quarter of 1995 (see Note 3).

  The Predecessor Companies recorded $4.4 million of goodwill amortization for the year ended December 31, 1995.

 Store Opening and Closing Costs

  New store opening costs are charged to expense as incurred. In the event a store is planned to close before its lease has expired, the total lease obligation less sublease income is provided for in the period the decision to close the store is made.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)


 Advertising Costs

  Advertising costs are generally charged to operations in the year incurred.

 Layaway Sales

  Layaway sales are recorded in full on the date of the layaway transaction. Allowances for estimated returns and markdowns are established as appropriate.

 Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to reverse.

  The Predecessor Companies were included in the consolidated federal income tax return and, where applicable, group state and local returns of CVS prior to May 26, 1996, in accordance with a tax sharing agreement with CVS. The tax sharing agreement allowed for current recognition of benefits for losses and deferred tax benefits which may only have been realized by CVS in connection with filing consolidated federal and state returns.

 Foreign Currency Translation

  The functional currency for the Company's foreign store operations (Canada and England) is the applicable local currency. The translation from the applicable foreign currency to U.S. dollars is performed for balance sheet accounts using the current exchange rate in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses resulting from such translation are included in shareholders' equity. Transaction gains and losses are reflected in income. The Company has not entered into any significant hedging transactions.

 Earnings Per Common Share

  In the year ended January 31, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share," which requires disclosure of basic earnings per share (EPS) and diluted EPS, which replaces the existing primary EPS and fully diluted EPS, as defined by Accounting Principles Board (APB) Opinion No. 15. Basic EPS is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the year. Diluted EPS is computed similarly to EPS as previously reported provided that, when applying the treasury stock method to common equivalent shares, the Company must use its average share price for the period rather than the more dilutive greater of the average share price or end-of-period share price required by APB No. 15.

  As a result of the adoption of SFAS No. 128, the Company's reported earnings per share for the following periods were restated. The effect of this accounting change on previously reported EPS data was as follows:

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

                                                   PERIOD FROM
                                                    INCEPTION       SIX MONTHS
                                                (MAY 26, 1996) TO     ENDED
                                                FEBRUARY 1, 1997  AUGUST 2, 1997
                                                ----------------- --------------
                                                                    (UNAUDITED)
   Primary EPS as reported.....................       $2.67           $(2.06)
   Effect of SFAS No. 128......................        0.45            (0.33)
                                                      -----           ------
   Basic EPS as restated.......................       $3.12           $(2.39)
                                                      =====           ======
   Fully-diluted EPS as reported...............       $2.67           $(2.06)
   Effect of SFAS No. 128......................         --             (0.33)
                                                      -----           ------
   Diluted EPS as restated.....................       $2.67           $(2.39)
                                                      =====           ======

  A reconciliation of EPS calculations under SFAS No. 128 is as follows:

                                                           SIX MONTHS ENDED
                                                        -----------------------
                                PERIOD FROM
                                 INCEPTION
                                 (MAY 26,     FOR THE
                                 1996) TO   YEAR ENDED
                                FEBRUARY 1, JANUARY 31,  AUGUST 2,   AUGUST 1,
                                   1997        1998        1997        1998
                                ----------- ----------- ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
Net income (loss).............    $23,906     $10,838    $(19,844)   $(16,415)
                                  =======     =======    ========    ========
Weighted average common shares
 outstanding..................      7,650       8,910       8,289       9,886
Effect of options.............         78         218         --          --
Effect of outstanding
 warrant......................      1,242       1,270         --          --
                                  -------     -------    --------    --------
Weighted average common shares
 outstanding--assuming
 dilution.....................      8,970      10,398       8,289       9,886
                                  =======     =======    ========    ========
Basic net income (loss) per
 common share.................    $  3.12     $  1.22    $  (2.39)   $  (1.66)
                                  =======     =======    ========    ========
Diluted net income (loss) per
 common share.................    $  2.67     $  1.04    $  (2.39)   $  (1.66)
                                  =======     =======    ========    ========

 Recently Issued Accounting Pronouncements

  SFAS No. 130, "Reporting Comprehensive Income," effective beginning in 1998, establishes standards of disclosure and financial statement display for reporting total comprehensive income and the individual components thereof. The Company adopted SFAS No. 130 during 1998. Comprehensive income is not materially different than net income as reported.

  SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," effective in 1998, establishes new standards for determining reportable segments and for disclosing information regarding each such segment. Management believes the adoption of SFAS No. 131 will not have a material impact on the Company's financial position or results of operations.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)


3. RESTRUCTURING AND ASSET IMPAIRMENT CHARGES:

  On October 24, 1995, CVS announced a comprehensive restructuring plan, including the planned sale of the Predecessor Companies. As a result, the Predecessor Companies recorded a pre-tax restructuring charge of $134.3 million to reflect the anticipated costs associated with closing approximately 100 of the Predecessor Companies' stores and the write-off of goodwill and other intangibles. The permanent impairment decision was based upon an analysis of the historical operating results and anticipated selling price of the Predecessor Companies, an investment banking firm's analysis of comparable companies' selling prices, current market multiples and discounted future cash flows of the Predecessor Companies. Stores impacted by the plan represented $49.9 million in sales and $6.9 million in operating losses in 1995, and $4.5 million in sales and $0.8 million in operating losses for the five months ended May 25, 1996. In connection with the plan, approximately 590 store employees were terminated. The significant components of the restructuring charge and the reserves remaining at December 31, 1995 were as follows (in thousands):

                                                         PREDECESSOR COMPANIES
                                                       -------------------------
                                                         FOR THE
                                                        YEAR ENDED     AS OF
                                                       DECEMBER 31, DECEMBER 31,
                                                           1995         1995
                                                       ------------ ------------
   Goodwill and other intangible write-offs...........   $112,361      $  --
   Lease obligations and asset write-offs for store
    and other facility closings.......................     21,121       8,000
   Severance..........................................        476         448
   Other..............................................        378         179
                                                         --------      ------
     Total............................................   $134,336      $8,627
                                                         ========      ======

  The reserves remaining at May 25, 1996 were retained by CVS as part of the Management Buyout.

  Effective October 1, 1995, the Predecessor Companies adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and recorded a pre-tax asset impairment charge of $47.9 million related to the write-off of fixed and intangible assets on all stores that had generated negative cash flow in 1994. Certain of these assets relate to stores which were closed and the assets that were disposed of on a future store closing date subsequent to October 1, 1995. These assets accounted for $37.7 million of the asset impairment charge.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)


4. ACCOUNTS RECEIVABLE:

  Accounts receivable consisted of the following (in thousands):

                                                                    SIX MONTHS
                                                                       ENDED
                                            FEBRUARY 1, JANUARY 31,  AUGUST 1,
                                               1997        1998        1998
                                            ----------- ----------- -----------
                                                                    (UNAUDITED)
   Layaway receivables.....................   $ 6,118     $ 5,657     $ 9,199
   Trade receivables.......................     2,425       4,083       3,255
   Other receivables.......................       875       1,197       1,111
                                              -------     -------     -------
                                                9,418      10,937      13,565
   Less:
     Layaway return reserves...............    (3,365)     (2,972)     (4,198)
     Allowance for doubtful accounts.......    (1,202)       (955)       (385)
                                              -------     -------     -------
       Total...............................   $ 4,851     $ 7,010     $ 8,982
                                              =======     =======     =======

5. PROPERTY AND EQUIPMENT:

  Property and equipment consisted of the following (in thousands):

                                                                   SIX MONTHS
                                                                      ENDED
                                           FEBRUARY 1, JANUARY 31,  AUGUST 1,
                                              1997        1998        1998
                                           ----------- ----------- -----------
                                                                   (UNAUDITED)
   Land...................................   $ 1,340     $ 1,340     $ 1,340
   Buildings and improvements.............       778         922         914
   Equipment and furniture................    15,048      21,711      27,078
   Leasehold improvements.................       919       4,446       7,062
                                             -------     -------     -------
     Total................................    18,085      28,419      36,394
   Less--Accumulated depreciation and
    amortization..........................      (994)     (3,237)     (4,893)
                                             -------     -------     -------
     Total................................   $17,091     $25,182     $31,501
                                             =======     =======     =======

6. ACCRUED EXPENSES:

  Accrued expenses consisted of the following (in thousands):

                                                                  SIX MONTHS
                                                                    ENDED
                                          FEBRUARY 1, JANUARY 31, AUGUST 1,
                                             1997        1998        1998
                                          ----------- ----------- ----------
                                                                  (UNAUDITED)
   Taxes other than federal and state
    income taxes.........................   $ 7,334     $ 6,621    $ 5,992
   Salaries and compensated absences.....     4,131       5,953      3,889
   Interest..............................        62       3,879      3,979
   Advertising...........................     4,328       3,618        --
   Lease obligations for closed stores...     2,678       1,945      1,198
   Other.................................    15,984      17,724     14,341
                                            -------     -------    -------
     Total...............................   $34,517     $39,740    $29,399
                                            =======     =======    =======

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)


7. LONG-TERM DEBT:

  On August 18, 1997, the Company completed an offering of $75.0 million of 11 1/4% senior notes due 2004 (Senior Notes). Interest on the Senior Notes is payable semi-annually in arrears on February 15 and August 15 of each year, commencing on February 15, 1998. The Senior Notes mature on August 15, 2004, unless previously redeemed, and the Company is not required to make any mandatory redemption or sinking fund payment prior to maturity. The Senior Notes are general unsecured obligations of the Company that rank senior in right of payment to all existing and future subordinated indebtedness of the Company, and rank on equal terms in right of payment with all other current and future unsubordinated indebtedness of the Company. The Indenture governing the Senior Notes contains numerous operating covenants that limit the discretion of management with respect to certain business matters, and which place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to declare or pay any dividend, to make certain payments or investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. The Company used $56.5 million of the net proceeds from the offering to repurchase the outstanding senior secured subordinated note (including accrued interest) issued to CVS in connection with the Management Buyout. The balance of the net proceeds, approximately $15.5 million, was used for general corporate purposes, including capital expenditures and additional store openings. In connection with the Senior Notes offering, the Company incurred $3.0 million in debt issuance costs which is included in other assets (see Note 2).

  As part of the Management Buyout, the Company issued a $55.8 million senior secured subordinated note (the Note) to CVS. Interest was accrued annually at 10.0% on $55.0 million of the Note and was payable on the maturity date of the Note at December 31, 2000. The remaining $0.8 million of the Note was noninterest-bearing and was payable on the Note's maturity date. The Note was collateralized by substantially all assets of the Company and was subordinate to borrowings under the revolving credit agreement. The Note was repurchased by the Company on August 18, 1997. As a result of the completion of the repurchase of the Note, the Company realized an extraordinary gain on the early extinguishment of debt of $3.8 million, net of tax, in the third quarter of 1997.

  In conjunction with the Management Buyout, the Company obtained a $150.0 million revolving credit agreement (the Revolver) with certain banks, which extends through May 24, 1999 and includes a $90.0 million letter of credit subfacility. The Revolver is collateralized by substantially all assets of the Company.

  Interest on cash borrowings under the Revolver is at the bank reference rate plus 0%-1.25%, or LIBOR plus 1.75%-2.75%. The interest rate is dependent upon the amount and term of the borrowings as well as the Company's earnings before income taxes/cash interest coverage ratio for the trailing four quarters. The Company pays a monthly fee equal to 0.375% per annum on the unused amount of the Revolver and on that portion of the first $10.0 million in borrowings that bears interest at prime plus 0%-0.875%. During the six-month period ended August 1, 1998 there were no cash borrowings under the Revolver, and as of August 1, 1998, there was $43.0 million in letters of credit outstanding.

  The Revolver contains covenants, which among other things, restrict the ability of the Company to, above certain thresholds, incur indebtedness; to make capital expenditures, acquisitions, investments, stock redemptions and dispositions of assets; and to pay dividends. The Revolver also requires the Company to maintain certain financial covenants. At August 1, 1998, the Company was in compliance with all covenants of the Senior Notes and the Revolver.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)


  Prior to the Management Buyout, the Predecessor Companies' operations were funded primarily by CVS (see Note 12).

8. INCOME TAXES:

  The income tax provision (benefit) is comprised of the following (in thousands):

                                                                               PREDECESSOR COMPANIES          COMPANY
                                                                               ---------------------  -----------------------
                                                                                                      PERIOD FROM
                                                                                              FIVE     INCEPTION
                                                                                   YEAR      MONTHS    (MAY 26,
                                                                                  ENDED      ENDED     1996) TO   YEAR ENDED
                                                                               DECEMBER 31, MAY 25,   FEBRUARY 1, JANUARY 31,
                                                                                   1995       1996       1997        1998
                                                                               ------------ --------  ----------- -----------
   Current:
     Federal..................................................................   $  1,137   $(11,731)   $17,642     $ 6,912
     State....................................................................        608        --       2,814         790
   Deferred...................................................................    (11,845)     5,128     (4,928)      3,081
                                                                                 --------   --------    -------     -------
       Total..................................................................   $(10,100)  $ (6,603)   $15,528     $10,783
                                                                                 ========   ========    =======     =======

  Reconciliations of the U.S. federal statutory income tax rate to the effective tax rate are as follows:

                                                                                     PREDECESSOR
                                                                                      COMPANIES                COMPANY
                                                                                 --------------------  -----------------------
                                                                                                       PERIOD FROM
                                                                                               FIVE     INCEPTION
                                                                                              MONTHS    (MAY 26,
                                                                                  YEAR ENDED   ENDED    1996) TO   YEAR ENDED
                                                                                 DECEMBER 31, MAY 25,  FEBRUARY 1, JANUARY 31,
                                                                                     1995      1996       1997        1998
                                                                                 ------------ -------  ----------- -----------
   U.S. federal statutory income tax (benefit) rate.............................    (35.0)%    (35.0)%    35.0%       35.0%
   Goodwill amortization........................................................     29.4        --        --          --
   Restricted stock compensation expense........................................      --         --        1.3        18.6
   State income taxes, net of federal tax effect................................      --        (2.3)      3.0         4.0
   Other, net...................................................................      0.1        0.1       0.1         2.8
                                                                                    -----      -----      ----        ----
       Effective tax rate.......................................................     (5.5)%    (37.2)%    39.4%       60.4%
                                                                                    =====      =====      ====        ====

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax asset and liability were as follows (in thousands):

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

                                                         FEBRUARY 1, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
   Deferred tax asset:
     Accrued liabilities................................   $ 3,649     $ 4,650
     Net operating loss carryforwards...................     3,587       2,201
     Other..............................................       491         413
                                                           -------     -------
       Total............................................     7,727       7,264
                                                           -------     -------
   Deferred tax liability:
     Inventories........................................     7,264       9,546
     Property and equipment.............................     1,981       2,450
     Layaway and sales return reserve...................       347         193
     Other..............................................       205         225
                                                           -------     -------
       Total............................................     9,797      12,414
                                                           -------     -------
       Net deferred tax liability.......................   $ 2,070     $ 5,150
                                                           =======     =======

9. CAPITAL STOCK:

 Common Stock and Initial Public Offering

  On May 27, 1997, the Company completed an initial public offering of 1,100,000 units at $9.00 per unit. In addition, the underwriter exercised its overallotment option to purchase 165,000 units. Each unit consisted of one share of Common Stock and one redeemable warrant. Each redeemable warrant entitled the holder to purchase, at any time until May 27, 2000, one share of Common Stock at an exercise price of $13.50. The redeemable warrants were subject to redemption by the Company for $0.01 per warrant at any time on 30 days written notice, provided that the closing bid price of the Common Stock exceeded $14.50 per share for any 10 consecutive trading days prior to such notice. The Company received net proceeds of approximately $9.5 million after payment of related underwriting discount and offering costs. The proceeds from the public offering were used to reduce seasonal borrowings under the Revolver and to fund working capital and capital expenditures.

  The Company's Amended Articles of Incorporation provide that all shares of Common Stock, regardless of class, would automatically be converted into an equal number of shares of Common Stock of a single class without class designation (the Conversion) without any action by any holder thereof immediately upon the occurrence of the closing of the first public offering by the Company of shares of Common Stock of the Company registered under the Securities Act. On June 2, 1997, upon completion of the initial public offering, all shares of all classes of Common Stock were converted to a single class of Common Stock. After the Conversion, such shares of Common Stock have equal rights in all respects, including the right to one vote per share of Common Stock for all matters submitted to holders of Common Stock for a vote.

  As of February 1, 1997, 4,320,000, 2,925,000 and 405,000 shares of Class A,
Class B and Class C Common Stock, respectively, were issued and outstanding. On October 11, 1996, the Company declared a 0.9-for-1 reverse split of Common Stock which has been retroactively reflected in the accompanying consolidated financial statements as if the split had occurred as of inception (May 26, 1996).

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

  In conjunction with the Management Buyout, certain members of management of the Company purchased 1,080,000 shares of Common Stock with restrictions (the Restricted Stock) at $.60 per share under a restricted stock agreement (the Restricted Stock Agreement). The Restricted Stock vested over a five-year performance period based on the Company achieving certain performance targets, the paydown of the Note or the occurrence of other defined events, pursuant to the Restricted Stock Agreement. As of February 1, 1997, the Company had recorded $1,485,000 in compensation expense based on the number of shares (198,018) earned pursuant to the Restricted Stock Agreement.

  Upon the repurchase of the Note on August 18, 1997, the remaining 881,982 shares of Restricted Stock vested. The Company recorded a noncash compensation charge in the year ended January 31, 1998 of $8.5 million related to such shares, which is equal to the difference between the fair market value of the Restricted Stock on the date the shares vested, which was $10.25 per share, and the original purchase price of the Restricted Stock, which was $.60 per share.

 Series A Preferred Exchange

  On May 27, 1997, the holders of the 7,405 shares of Series A Preferred exchanged their entire holdings of such shares for 617,083 shares of Common Stock at an exchange rate of $12.00 per share. In connection with such exchange, the holders of the Series A Preferred waived their rights to receive any accrued dividends in respect of such Series A Preferred.

 Other Warrants

  As part of the Management Buyout, the Company issued to CVS a warrant to purchase 1,350,000 shares of Common Stock at an exercise price of $.60 per share (the CVS Warrant). The CVS Warrant was immediately exercisable and was to remain exercisable until the tenth anniversary of the date of grant. On March 27, 1998, the Company repurchased the CVS Warrant for $10.0 million in cash and simultaneously cancelled the Warrant.

  The Company also issued to CVS a warrant to purchase 1,080,000 shares of Common Stock at an exercise price of $.60 per share (the Manager Warrant). The Manager Warrant lapsed upon the repurchase of the Note on August 18, 1997.

 Redeemable Warrant Redemption (Unaudited)

  On June 16, 1998, the Company completed the redemption of its outstanding redeemable common stock purchase warrants that were issued in the Company's initial public offering. The net proceeds received by the Company from warrant exercises prompted by such redemption, after deducting costs and expenses, were approximately $17.0 million.

10. STOCK OPTIONS:

  During June 1996, Wilsons adopted the 1996 Stock Option Plan, pursuant to which options to acquire an aggregate of 1,000,000 shares of the Company's Common Stock may be granted. During January 1998, Wilsons adopted the 1998 Stock Option Plan, pursuant to which options to acquire an

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

aggregate of 500,000 shares of the Company's Common Stock may be granted. The Company's Compensation Committee is responsible for administering the Company's stock option plans and approves grants in connection therewith. Stock options are granted at an option price equal to the fair market value of the Common Stock on the date of grant and generally vest, cumulatively, on a prorated basis on the first, second and third anniversaries from the date of grant.

  A summary of the status of the Company's two stock option plans at year-end, with the changes during the period ended, is presented in the table below:

                            PERIOD FROM
                             INCEPTION
                         (MAY 26, 1996) TO        YEAR ENDED       SIX MONTHS ENDED
                          FEBRUARY 1, 1997     JANUARY 31, 1998     AUGUST 1, 1998
                         -------------------- ------------------- --------------------
                                                                      (UNAUDITED)
                                    WEIGHTED             WEIGHTED             WEIGHTED
                                     AVERAGE             AVERAGE              AVERAGE
                                    EXERCISE             EXERCISE             EXERCISE
                          SHARES      PRICE    SHARES     PRICE     SHARES     PRICE
                         ---------  --------- ---------  -------- ----------  --------
Outstanding.............       --    $   --     182,700   $4.44   11,138,495   $ 8.18
  Granted...............   199,980      4.44    978,935    8.79       59,225    15.18
  Exercised.............       --        --         --      --       (30,034)    4.47
  Forfeited.............   (17,280)     4.44    (23,140)   4.44      (26,370)    5.86
  Expired...............       --        --         --      --           --       --
                         ---------   -------  ---------   -----   ----------   ------
Outstanding, end of
 period.................   182,700   $  4.44  1,138,495   $8.18   11,141,316   $ 8.70
                         =========   =======  =========   =====   ==========   ======
Exercisable, end of
 period.................       --    $   --      53,187   $4.44       68,830   $ 4.73
                         =========   =======  =========   =====   ==========   ======
Weighted average fair
 value of options
 granted................ $    4.40            $    3.62

  The Company accounts for the stock option plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the stock option plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per common share would have been reduced to the following pro forma amounts:

                                                       PERIOD FROM
                                                        INCEPTION
                                                      (MAY 26, 1996) YEAR ENDED
                                                      TO FEBRUARY 1, JANUARY 31,
                                                           1997         1998
                                                      -------------- -----------
Net income (in thousands):
  As reported........................................    $23,906       $10,838
  Pro forma..........................................     23,734        10,638
Diluted net income per common share:
  As reported........................................    $  2.67       $  1.04
  Pro forma..........................................       2.65          1.02

  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants for the period from inception (May 26, 1996) to February 1, 1997 and in the year ended January 31, 1998, respectively: risk-free interest rates of 6.4% and 5.1%, no expected dividend yields, expected lives of three years, and expected volatility of 53.5% and 32.1%.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)


11. EMPLOYEE BENEFIT PLANS:

 401(k) Profit Sharing Plan

  The Company has a defined contribution 401(k) profit sharing plan for eligible employees which is qualified under sections 401(a) and 401(k) of the Internal Revenue Code of 1986. Employees are entitled to make tax-deferred contributions of up to 15.0% of their eligible compensation (10.0% for those employees whose compensation in the previous year exceeded $80,000). For employees who have worked less than three years, the Company matches 25.0% of contributions, up to a maximum of 4.0% of the employee's eligible compensation. For employees who have worked more than three years, the Company matches 50.0% of contributions up to a maximum of 4.0% of the employee's eligible compensation. The Company may also, at its discretion, make a profit sharing contribution to the 401(k) profit sharing plan for each plan year. The Company's contributions vest after five years of service, or at age 65 regardless of service, or upon the death of the employee.

  The Predecessor Companies' contributions to the 401(k) profit sharing plan were $0.6 million, $0.3 million, $1.0 million and $0.3 million for the year ended December 31, 1995, for the five months ended May 27, 1995 and May 25, 1996, and for the eight months ended January 27, 1996, respectively. The Company's contributions to the 401(k) profit sharing plan were $1.1 million, $1.5 million, $0.3 million and $1.0 million for the period from inception (May 26, 1996) to February 1, 1997, for the year ended January 31, 1998 and for the six months ended August 2, 1997 and August 1, 1998, respectively.

 Employee Stock Ownership Plan

  The Predecessor Companies' employees participated in CVS's Employee Stock Ownership Plan (ESOP). The ESOP was a defined contribution plan for all employees meeting certain eligibility requirements. The Company elected not to provide for a similar plan for its employees after the Management Buyout.

  Compensation expense of $2.0 million, $0.1 million, $0.2 million and $2.0 million was recognized for the year ended December 31, 1995, for the five months ended May 27, 1995 and May 25, 1996, and during the eight months ended January 27, 1996, respectively.

12. TRANSACTIONS WITH CVS:

  The Predecessor Companies' operations were funded primarily by CVS. Under an agreement with CVS, the Predecessor Companies received cash necessary to fund their daily operations. The Predecessor Companies were dependent on CVS to provide a significant portion of their working capital financing. The weighted average interest rate on borrowings from CVS for the year ended December 31, 1995, for the five months ended May 27, 1995 and May 25, 1996, and for the eight months ended January 27, 1996, was 6.4%, 5.6%, 5.8% and 6.2%, respectively. Prior to the Management Buyout, in anticipation of the sale, CVS contributed $124.0 million to the Predecessor Companies, which was reflected as a capital contribution in the accompanying consolidated financial statements.

  CVS allocated administrative expenses and employee benefits to the Predecessor Companies. Allocations were based on the Predecessor Companies' ratable share of expense paid by CVS on behalf of the Predecessor Companies for combined programs. The total costs allocated to the

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

Predecessor Companies for the year ended December 31, 1995, for the five months ended May 27, 1995 and May 25, 1996, and for the eight months ended January 27, 1996, were $1.5 million, $0.6 million, $0.5 million and $1.0 million, respectively, and are included in selling, general and administrative expenses.

  CVS Realty Company, Inc., a subsidiary of CVS, guaranteed the payment of the lease obligations of certain stores operated by the Predecessor Companies and charged a fee for that service. These fees are included in selling, general and administrative expenses and amounted to $0.7 million, $0.3 million, $0.3 million, and $0.5 million for the year ended December 31, 1995, for the five months ended May 27, 1995 and May 25, 1996, and for the eight months ended January 27, 1996, respectively.

13. COMMITMENTS AND CONTINGENCIES:

 Leases

  The Company has noncancelable operating leases, primarily for retail stores, which expire through 2008. A limited number of the leases contain renewal options for periods ranging from six months to five years. These leases generally require the Company to pay costs, such as real estate taxes, common area maintenance costs and contingent rentals, based on sales. Net rental expense for all operating leases was as follows (in thousands):

                                     PREDECESSOR COMPANIES                      COMPANY
                          --------------------------------------------- -----------------------
                                                                        PERIOD FROM
                                                               EIGHT     INCEPTION
                                        FIVE MONTHS ENDED     MONTHS     (MAY 26,
                           YEAR ENDED  -------------------     ENDED     1996) TO   YEAR ENDED
                          DECEMBER 31,   MAY 27,   MAY 25,  JANUARY 27, FEBRUARY 1, JANUARY 31,
                              1995        1995      1996       1996        1997        1998
                          ------------ ----------- -------  ----------- ----------- -----------
                                       (UNAUDITED)          (UNAUDITED)
Minimum rentals.........    $42,894      $17,436   $14,917    $28,598     $26,972     $37,326
Contingent rentals......      1,092          353       449        942       1,924       3,058
                            -------      -------   -------    -------     -------     -------
                             43,986       17,789    15,366     29,540      28,896      40,384
Less--Sublease rentals..        (18)         --       (122)       (24)       (207)       (588)
                            -------      -------   -------    -------     -------     -------
  Total.................    $43,968      $17,789   $15,244    $29,516     $28,689     $39,796
                            =======      =======   =======    =======     =======     =======

  As of January 31, 1998, the future rental payments due under operating leases and future minimum sublease rental income, excluding lease obligations for closed stores, were as follows (in thousands):

       Fiscal years ending:
         1999......................................................... $ 31,089
         2000.........................................................   27,473
         2001.........................................................   24,041
         2002.........................................................   19,995
         2003.........................................................   16,558
       Thereafter.....................................................   30,346
                                                                       --------
           Total...................................................... $149,502
                                                                       ========
       Total future minimum sublease rental income.................... $    941
                                                                       ========

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

  As of January 31, 1998, a significant number of the existing lease obligations continue to be guaranteed by CVS. Any leases entered into subsequent to the Management Buyout will no longer be guaranteed by CVS.

 Litigation

  The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position and results of operations.

  Pursuant to the sale agreement, CVS has agreed to indemnify the Company for certain claims. For certain other claims, CVS's indemnification liability is limited to claims in the aggregate which exceed $1.2 million but not to exceed $12.0 million.

 Guarantees

  As of February 1, 1997, January 31, 1998 and August 1, 1998, the Company had outstanding letters of credit of approximately $7.9 million, $6.5 million and $43.0 million, respectively (see Note 7), which were primarily used to guarantee foreign purchase orders.

 Purchase Commitments

  The Company has a contingent liability with respect to an unconditional contractual obligation for the purchase of supplies. The Company had a commitment to purchase $0.5 million, $0.4 million and $0.4 million of these supplies on an as-needed basis as of February 1, 1997, January 31, 1998 and August 1, 1998, respectively. Total payments under this agreement, which was entered into in 1994, were $1.6 million, $0.9 million, $0.5 million, $0.8 million, $0.9 million, $0.8 million, $0.4 million and $0.6 million for the year ended December 31, 1995, for the five months ended May 27, 1995 and May 25, 1996, for the eight months ended January 27, 1996, for the period from inception (May 26, 1996) to February 1, 1997, for the year ended January 31, 1998 and for the six months ended August 2, 1997 and August 1, 1998.

14. RELATED PARTY TRANSACTION:

  The Company regularly conducts business with G-III Apparel Group, Ltd. (G-
III), of which Morris Goldfarb, a director of Wilsons, is the Chief Executive Officer and Chairman of its Board of Directors. Purchases from G-III totaled $4.7 million, $5.0 million, $7.5 million, and $2.2 million for the year ended December 31, 1995, the thirteen months ended February 1, 1997, the year ended January 31, 1998 and the six months ended August 1, 1998, respectively. The Company believes that transactions with G-III are on terms no less favorable to the Company than those obtainable in arms-length transactions with unaffiliated third parties.

  For a discussion of related party transactions involving the Predecessor Companies, see also Note 12.

15. ACQUISITION OF WALLET WORKS (UNAUDITED):

  On May 13, 1998, the Company acquired certain assets of Wallet Works stores for a purchase price of $5.1 million. The transaction was accounted for under the purchase method of accounting.

  [Picture of Wilsons The Leather Experts mall-based store at Ridgedale Mall,
    Minneapolis Minnesota (top-half); picture of Wilsons The Leather Experts airport store at Minneapolis-St. Paul International Airport (bottom-half)]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   9
Use of Proceeds..........................................................  14
Price Range of Common Stock..............................................  14
Capitalization...........................................................  15
Selected Historical Consolidated Financial and Other Data................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  31
Management...............................................................  41
Management Buyout........................................................  44
Principal Shareholders...................................................  45
Underwriting.............................................................  46
Legal Matters............................................................  48
Experts..................................................................  48
Available Information....................................................  48
Incorporation of Certain Documents by Reference..........................  49
Index to Consolidated Financial Statements............................... F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                               2,000,000 SHARES

                                     LOGO

                                 COMMON STOCK

                                 -------------
                                  PROSPECTUS
                                 -------------

                         LADENBURG THALMANN & CO. INC.

                              MCDONALD & COMPANY
                               SECURITIES, INC.

                         JOHN G. KINNARD AND COMPANY,
                                 INCORPORATED

                                       , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   SEC registration fee............................................... $  9,900
   NASD filing fee....................................................    3,865
   Nasdaq listing fee.................................................   17,500
   Legal fees and expenses............................................  150,000
   Accounting fees and expenses.......................................   50,000
   Blue Sky fees and expenses.........................................   10,000
   Printing expenses..................................................  100,000
   Transfer agent fees and expenses...................................   10,000
   Miscellaneous expenses.............................................   98,735
                                                                       --------
       Total.......................................................... $450,000
                                                                       ========

  Except for the SEC registration fee, the NASD filing fee and the Nasdaq listing fee, all of the foregoing expenses have been estimated. All of such expenses will be paid by the Company.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Article V of the Company's By-laws, the Company indemnifies its directors and officers to the extent permitted by Minnesota Statutes Section 302A.521. Section 302A.521 requires the Company to indemnify a person made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlement, and reasonable expenses, including attorneys' fees and disbursements, if, with respect to the acts or omissions of the person complained of in the proceeding, such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the Company, or in the case of performance by a director, officer, employee or agent of the Company as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3 requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act, and is therefore unenforceable.

  Under the terms of the form of Underwriting Agreement filed as Exhibit 1.1 hereto, the underwriters of this Offering have agreed to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Act, against certain liabilities.

  The Company also maintains a director and officer insurance policy to cover the Company, its directors and its officers against certain liabilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

EXHIBIT NO.                                          DESCRIPTION
-----------                                          -----------
    1.1      Form of Underwriting Agreement.
    2.1      Sale Agreement dated as of May 24, 1996 by and among CVS New York, Inc., Wilsons
             Center, Inc., and the Company.(1)
    3.1      Amended and Restated Articles of Incorporation of the Company adopted June 16, 1998.
    3.2      Restated By-laws of the Company as amended June 16, 1998.
    4.1      Specimen of Common Stock certificate.(1)
    4.2      Underwriter Warrants.(2)
    4.3      Indenture dated as of August 18, 1997, by and among the Company, the other corporations listed on the signature pages thereof, and Norwest Bank Minnesota, National Association, including specimen certificate of 11 1/4% Series A Senior Notes due 2004 and specimen certificate of 11 1/4% Series B Senior Notes due 2004.(3)
    4.4      Purchase Agreement dated as of August 14, 1997, by and among the Company, the
             Subsidiary Guarantors party thereto, and BancAmerica Securities, Inc.(4)
    4.5      Registration Rights Agreement dated as of May 25, 1996, by and among CVS New York,
             Inc., the Company, the Managers listed on the Signature Pages thereto, Leather Investors
             Limited Partnership I and the Partners listed on the Signature Pages thereto.(5)
    5.1      Opinion of Faegre & Benson LLP.
   21.1      Subsidiaries of the Company.
   23.1      Consent of Arthur Andersen LLP.
   23.2      Consent of KPMG Peat Marwick LLP.
   23.3      Consent of Faegre & Benson LLP (included in Exhibit No. 5.1 to the Registration Statement).
   24.1      Powers of Attorney.
   27.1      Financial Data Schedule.
   27.2      Restated Financial Data Schedule for the quarter ended August 2, 1997.

--------
  (1) Incorporated by reference to the same-numbered exhibit to the Company's Registration Statement on Form S-1 (333-13967) filed with the Commission on October 11, 1996.

  (2) Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-4 (333-37055) filed with the Commission on October 2, 1997.

  (3) Incorporated by reference to Exhibit 10.3 to the Company's Report on Form 10-Q for the quarter ended August 2, 1997 filed with the Commission.

  (4) Incorporated by reference to Exhibit 10.4 to the Company's Report on Form 10-Q for the quarter ended August 2, 1997 filed with the Commission.

  (5) Incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-1 (333-13967) filed with the Commission on October 11, 1996.

  (b) Financial Statement Schedules

  None required.

ITEM 17. UNDERTAKINGS

  The undersigned Company hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the provisions summarized in Item 15 above, or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

  The undersigned Company hereby undertakes:

  (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE COMPANY CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MINNEAPOLIS, STATE OF MINNESOTA, ON AUGUST 20, 1998.

                                          Wilsons The Leather Experts Inc.

                                                             *
                                          By: _________________________________
                                             Joel N. Waller Chairman and Chief
                                                     Executive Officer


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON AUGUST 20, 1998.

              SIGNATURE                                TITLE

                  *                    Chairman of the Board of Directors
-------------------------------------   and Chief Executive Officer
           JOEL N. WALLER               (Principal Executive Officer)

        /s/ Douglas J. Treff           Vice President, Finance and Chief
-------------------------------------   Financial Officer (Principal
          DOUGLAS J. TREFF              Financial Officer)

      /s/ Thomas R. Wildenberg         Chief Accounting Officer and
-------------------------------------   Controller (Principal Accounting
        THOMAS R. WILDENBERG            Officer)

      Lyle Berman
     Thomas J. Brosig
     Morris Goldfarb            Board of Directors*
      David L. Rogers
      Joel N. Waller

--------
* Douglas J. Treff, by signing his name hereto, does hereby sign this document on behalf of each of the above-named officers and/or directors of the Company pursuant to powers of attorney duly executed by such persons.

         /s/ Douglas J. Treff
By: _________________________________
             Douglas J. Treff
            (ATTORNEY-IN-FACT)

                                 EXHIBIT INDEX

   EXHIBIT
     NO.                 DESCRIPTION                               METHOD OF FILING
--------------------------------------------------------------------------------------------
     1.1   Form of Underwriting Agreement..........................Filed Electronically

     2.1   Sale Agreement dated as of May 24, 1996 by and among
           CVS New York, Inc., Wilsons Center, Inc., and
           the Company (1).........................................Incorporated by Reference

     3.1   Amended and Restated Articles of Incorporation of
           the Company adopted June 16, 1998 ......................Filed Electronically

     3.2   Restated By-laws of the Company as amended
           June 16, 1998 ..........................................Filed Electronically

     4.1   Specimen of Common Stock certificate (1)................Incorporated by Reference

     4.2   Underwriter Warrants (2)................................Incorporated by Reference

     4.3   Indenture dated as of August 18, 1997, by and among
           the Company, the other corporations listed on the
           signature pages thereof, and Norwest Bank Minnesota,
           National Association, including specimen certificate
           of 11 1/4% Series A Senior Notes due 2004 and
           specimen certificate of 11 1/4% Series B Senior
           Notes due 2004 (3)......................................Incorporated by Reference

     4.4   Purchase Agreement dated as of August 14, 1997, by
           and among the Company, the Subsidiary Guarantors
           party thereto, and BancAmerica Securities, Inc. (4).....Incorporated by Reference

     4.5   Registration Rights Agreement dated as of
           May 25, 1996, by and among CVS New York, Inc., the
           Company, the Managers listed on the Signature Pages
           thereto, Leather Investors Limited Partnership I and
           the Partners listed on the Signature Pages
           thereto (5).............................................Incorporated by Reference

     5.1   Opinion of Faegre & Benson LLP..........................Filed Electronically

     21.1  Subsidiaries of the Company.............................Filed Electronically

     23.1  Consent of Arthur Andersen LLP..........................Filed Electronically

     23.2  Consent of KPMG Peat Marwick LLP........................Filed Electronically

     23.3  Consent of Faegre & Benson LLP (included in
           Exhibit No. 5.1 to the Registration Statement)

     24.1  Powers of Attorney......................................Filed Electronically

     27.1  Financial Data Schedule ................................Filed Electronically

     27.2  Restated Financial Data Schedule for the quarter
           ended August 2, 1997 ...................................Filed Electronically

----------

(1) Incorporated by reference to the same-numbered exhibit to the Company's Registration Statement on Form S-1 (333-13967) filed with the Commission on October 11, 1996.

(2) Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-4 (333-37055) filed with the Commission on October 2, 1997.

(3) Incorporated by reference to Exhibit 10.3 to the Company's Report on Form 10-Q for the quarter ended August 2, 1997 filed with the Commission.

(4) Incorporated by reference to Exhibit 10.4 to the Company's Report on Form 10-Q for the quarter ended August 2, 1997 filed with the Commission.

(5) Incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-1 (333-13967) filed with the Commission on October 11, 1996.